Exhibit 99.1

ARRANGEMENT AGREEMENT

BETWEEN

Precision Drilling Corporation

- AND -

Trinidad Drilling Limited

October 5, 2018

Article 1 INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation Not Affected by Headings, etc.	18
1.3 Number and Gender	19
1.4 Date for Any Action	19
1.5 Entire Agreement	19
1.6 Statute and Agreement References	19
1.7 Schedules	19
1.8 Currency	19
1.9 Accounting Matters	20
1.10 Interpretation Not Affected by Party Drafting	20
1.11 Knowledge	20
Article 2 THE ARRANGEMENT	20
2.1 Plan of Arrangement	20
2.2 Recommendation of Precision Board	22
2.3 Recommendation of Trinidad Board	22
2.4 Interim Order	23
2.5 Information Circular	24
2.6 Preparation of Filings	25
2.7 Trinidad Employee Obligations	26
2.8 Treatment of Trinidad Options and Trinidad Incentive Units	27
2.9 Effective Date	28
2.10 Dissenting Shareholders	28
2.11 Tax Matters	28
2.12 Voting Agreements	28
2.13 U.S. Securities Laws	29
Article 3 COVENANTS	29
3.1 Covenants of Precision	29
3.2 Additional Covenants of Precision	33
3.3 Covenants of Trinidad	33
3.4 Mutual Covenants Regarding the Arrangement	44
3.5 Provision of Information and Integration of Operations	45
3.6 Mutual Covenants Regarding Regulatory Approvals	45
Article 4 REPRESENTATIONS AND WARRANTIES	47
4.1 Representations and Warranties of Precision	47
4.2 Representations and Warranties of Trinidad	48
4.3 Privacy Issues	48

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Article 5 CONDITIONS PRECEDENT	50
5.1 Mutual Conditions Precedent	50
5.2 Additional Conditions to Obligations of Precision	51
5.3 Additional Conditions to Obligations of Trinidad	53
5.4 Notice and Effect of Failure to Comply with Conditions	55
5.5 Satisfaction of Conditions	55
Article 6 NON-SOLICITATION AND AGREEMENT AS TO DAMAGES	55
6.1 Covenants Regarding Non-Solicitation	55
6.2 Precision Damages	60
6.3 Precision Liquidated Damages	61
Article 7 AMENDMENT	62
7.1 Amendment	62
7.2 Amendment of Plan of Arrangement	62
Article 8 TERMINATION	62
8.1 Termination	62
Article 9 NOTICES	64
9.1 Notices	64
Article 10 GENERAL	65
10.1 Non-Survival of Representations and Warranties	65
10.2 Binding Effect	65
10.3 Assignment	65
10.4 Public Communications	66
10.5 Costs	66
10.6 Severability	66
10.7 Further Assurances	66
10.8 Specific Performance	66
10.9 Time of Essence	67
10.10 Applicable Law and Enforcement	67
10.11 Waiver	67
10.12 Third Party Beneficiaries	67
10.13 Counterparts	68
Schedule "A" PLAN OF ARRANGEMENT	1
Schedule "B" TRINIDAD ARRANGEMENT RESOLUTION	1
Schedule "C" REPRESENTATIONS AND WARRANTIES OF PRECISION	1
Schedule "D" REPRESENTATIONS AND WARRANTIES OF TRINIDAD	1

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated effective as of October 5, 2018

BETWEEN:

Precision Drilling Corporation, a corporation existing under the laws of the Province of Alberta (hereinafter referred to as "Precision")

AND

Trinidad Drilling Limited, a corporation existing under the laws of the Province of Alberta (hereinafter referred to as "Trinidad")

WHEREAS:

A.       Precision wishes to acquire all of the issued and outstanding Trinidad Shares;

B.	Precision and Trinidad wish to propose an arrangement involving, among other things, the acquisition by Precision of all of the issued and outstanding Trinidad Shares;

C.	the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA, on the terms and subject to the conditions set out in the Plan of Arrangement attached hereto as Schedule "A"; and

D.	the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, the following defined terms have the meanings hereinafter set forth:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B 9, as such may be amended from time to time prior to the Effective Date;

(b)	"Acquisition Proposal" means, other than:

(i)            the Arrangement, and

(ii)           any transaction involving only Trinidad and one or more of its wholly-owned subsidiaries or between or among one or more of Trinidad's wholly-owned subsidiaries,

any inquiry or request for discussions or negotiations or the making of any offer or proposal whether or not in writing to Trinidad or the Trinidad Shareholders from any Person or Persons "acting jointly or in concert" (within the meaning of NI 62-104) which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions):

(A)	any direct or indirect sale, issuance or acquisition of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) from Trinidad or Trinidad Shareholders as the case may be that, when taken together with any securities of Trinidad held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror and assuming the conversion of any convertible securities held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, would constitute beneficial ownership representing 20% or more of any class of equity or voting securities of Trinidad or any of its subsidiaries or rights or interests therein or thereto;

(B)	any direct or indirect acquisition or purchase (or any lease, long-term supply agreement, joint venture or other arrangement having the same economic effect as an acquisition or purchase) of assets of any member of the Trinidad Group (including, without limitation, the shares of any subsidiary) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of Trinidad or any of its subsidiaries;

(C)	an amalgamation, arrangement, share exchange, merger, business combination, consolidation, recapitalization or other similar transaction involving Trinidad or any of its subsidiaries;

(D)	a take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or other similar transaction involving Trinidad that, if consummated, would result in a Person or group of Persons acting jointly or in concert acquiring beneficial ownership of 20% or more of any class of equity or voting securities of Trinidad and assuming the conversion of any convertible securities held by the Person or group of Persons acting jointly or in concert;

(E)	any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement; or

(F)	any public announcement of an intention to do any of the foregoing.

For purposes of this Agreement, the Existing Bid and any changes, amendments, modifications or variations to the foregoing bid after the date hereof, shall each be deemed to be an "Acquisition Proposal"; provided however that the Existing Bid shall be deemed not to be a Superior Proposal for purposes of this Agreement, and the provision of Section 6.1(c) shall not apply to the Existing Bid;

(c)	"Advance Ruling Certificate" means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the transaction contemplated by this Agreement;

(d)	"affiliate" has the meaning ascribed thereto in the Securities Act;

(e)	"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the schedules attached hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(f)	"Applicable Canadian Securities Laws" means, collectively, and as the context may require, the applicable securities legislation of each of the provinces of Canada, and the rules, regulations, instruments, blanket orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or persons or its or their business, undertaking, property or securities;

(g)	"Applicable Laws", in the context that refers to one or more Persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or persons or its or their business, undertaking, property or securities;

(h)	"Arrangement" means the arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, or modified in accordance with the provisions of this Agreement and the Plan of Arrangement, or amended or made at the direction of the Court in the Final Order;

(i)	"Arrangement Resolution" means the special resolution of the Trinidad Securityholders in respect of the Arrangement to be considered at the Trinidad Meeting substantially in the form attached hereto as Schedule "B";

(j)	"Articles of Arrangement" means the articles of arrangement of Trinidad giving effect to the Arrangement, required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, which shall be in a form and content satisfactory to the Parties, acting reasonably;

(k)	"Business Day" means any day other than a Saturday, Sunday, statutory holiday or other day when banks in the City of Calgary, Alberta are not generally open for business;

(l)	"Commissioner" means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act, and includes a Person duly authorized to exercise the powers and perform the duties of the Commissioner;

(m)	"Competition Act" means the Competition Act, R.S.C. 1985, c. C 34;

(n)	"Competition Act Approval" means, in respect of the Arrangement, the occurrence of one or more of the following:

(i)            an Advance Ruling Certificate pursuant to subsection 102(1) of the Competition Act shall have been issued by the Commissioner in respect of the transactions contemplated by this Agreement, which Advance Ruling Certificate has not been rescinded prior to the Effective Time; or

(ii)           (A) the applicable waiting period under subsection 123(1) of the Competition Act shall have expired or been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived pursuant to paragraph 113(c) of the Competition Act; and (B) the Commissioner shall have confirmed in writing, that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement, and such "no action letter" shall not have been rescinded prior to the Effective Time; or

(iii)          in lieu of Sections 1.1(n)(i) or 1.1(n)(ii), where Precision in its sole discretion elects, the Parties shall have notified the Commissioner under section 114 of the Competition Act and the waiting period under section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(o)	"Confidential Information" has the meaning ascribed thereto in Section 6.1(f);

(p)	"Confidentiality Agreements" means, collectively, the confidentiality agreements between Precision and Trinidad dated April 11, 2018 and June 7, 2018;

(q)	"Contract" means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

(r)	"Court" means the Court of Queen's Bench of Alberta;

(s)	"CTA" means the Canada Transportation Act, S.C. 1996, c.10;

(t)	"Depositary" means the depositary under the Arrangement, Computershare Trust Company of Canada or such other Person that may be appointed by Precision in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing the Trinidad Shares;

(u)	"Disclosed Personal Information" has the meaning ascribed thereto in Section 4.3(b);

(v)	"Dissent Rights" has the meaning ascribed thereto in the Plan of Arrangement;

(w)	"Effective Date" has the meaning ascribed thereto in Section 2.1(d);

(x)	"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date.

(y)	"Encumbrances" means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) (whether by Applicable Laws, contract or otherwise) against title to any of the property or assets, or any part thereof or interest therein or capable of becoming any of the foregoing;

(z)	"Ensign" means Ensign Energy Services Inc.;

(aa)	"Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Authorities pursuant to Environmental Laws;

(bb)	"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all Applicable Laws, relating to environmental or health and safety matters of the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use, handling and storage of Hazardous Substances;

(cc)	"Equivalent Insurance" has the meaning ascribed thereto in Section 3.2(a);

(dd)	"Exchanges" means the TSX, and, with respect to Precision, also includes the NYSE;

(ee)	"Excluded Transaction Costs" has the meaning ascribed thereto in the definition of Trinidad Transaction Costs;

(ff)	"Executive Employees" means the executive officers of Trinidad that have been disclosed in writing for the purposes of this Section 1.1(ff);

(gg)	"Existing Bid" means the existing unsolicited take-over bid for the outstanding Trinidad Shares made by Ensign pursuant to Ensign's offer to purchase and take-over bid circular dated August 30, 2018 (without giving effect to any changes, amendments, modification or variations thereto after the date hereof);

(hh)	"Final Order" means the order of the Court approving the Arrangement to be applied for by Trinidad following the approval of the Arrangement Resolution at the Trinidad Meeting and to be granted pursuant to subsection 193(9) of the ABCA in respect of Trinidad Securityholders, Trinidad and Precision, as such order may be affirmed, amended or modified by the Court (with the consent of both Trinidad and Precision, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to both Trinidad and Precision, each acting reasonably) on appeal;

(ii)	"Governmental Authority" means any:

(i)            national, federal, provincial, state, regional, municipal, local or other government or any governmental regulatory or administrative authority department, court, tribunal, arbitral body, commission, board, bureau ministry or agency, or official, domestic or foreign including any political subdivision thereof;

(ii)           any subdivision, agent, commission, board or authority of any of the foregoing;

(iii)          any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing; and

(iv)          any stock exchange, including the Exchanges;

(jj)	"Governmental Authorizations" has the meaning ascribed thereto in either Section (q) of Schedule "C" or Section (p) of Schedule "D", as applicable;

(kk)	"Hazardous Substances" means any pollutant, contaminant, waste or other substance of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, or that is prohibited, listed, defined, designated, regulated, classified judicially interpreted or identified in any applicable Environmental Laws including petroleum and all derivatives thereof and synthetic substitutions therefor;

(ll)	"HSR Act" means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

(mm)	"HSR Act Approval" means the expiration of the waiting period under the HSR Act, including any extensions, or early termination thereof;

(nn)	"IFRS" means International Financial Reporting Standards as incorporated in the Handbook of the Chartered Professional Accountants (Canada) at the relevant time applied on a consistent basis;

(oo)	"includes" or "including" shall be deemed to mean "includes, without limitation" or "including, without limitation";

(pp)	"Information Circular" means the joint management information circular of Precision and Trinidad, together with all appendices thereto to be mailed or otherwise distributed by Precision and Trinidad to the Precision Shareholders and Trinidad Securityholders, respectively, and such other securityholders of Trinidad as may be required pursuant to the Interim Order in connection with the Trinidad Meeting;

(qq)	"Intellectual Property" has the meaning ascribed thereto in Section (mm) of Schedule "D";

(rr)	"Interim Order" means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Trinidad Meeting, as such order may be affirmed, amended or modified by the Court (with the consent of both Trinidad and Precision, each acting reasonably);

(ss)	"In-the-Money Amount" has the meaning ascribed thereto in Section 2.1(a)(iii)(A);

(tt)	"Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.);

(uu)	"ITA" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.);

(vv)	"Material Adverse Change" or "Material Adverse Effect" means, with respect to Trinidad or Precision, as the case may be, any fact or state of facts, circumstance, change, effect, occurrence or event that:

(i)            individually or in the aggregate is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations or cash flows of Trinidad or Precision and their respective subsidiaries, taken as a whole, as the case may be, other than any such change, effect, occurrence or event directly or indirectly relating to or resulting from:

(A)	conditions affecting the oilfield services industry generally in jurisdictions in which Trinidad or Precision, as the case may be, carries on business;

(B)	changes to Applicable Laws, Taxes, IFRS or changes in accounting or regulatory requirements generally applicable to the oilfield services industry as a whole;

(C)	general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere;

(D)	global, national or regional political conditions, including the outbreak of war or acts of terrorism;

(E)	natural disasters;

(F)	in the case of Trinidad, any matter which has been publically disclosed by Trinidad in the Trinidad Public Record subsequent to January 1, 2018 (other than a matter which has been publically disclosed as a risk factor or under a forward-looking information cautionary statement) or been communicated in writing to Precision, in each case, prior to the date of this Agreement, and in the case of Precision, any matter which has been publically disclosed by Precision in the Precision Public Record subsequent to January 1, 2018 (other than a matter which has been publically disclosed as a risk factor or under a forward-looking information cautionary statement) or been communicated in writing to Trinidad, in each case, prior to the date of this Agreement; except in each case to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event that arises after the date hereof;

(G)	in the case of either Party, relating to a change in the market trading price or trading volume of such Party's publicly listed securities (it being understood that, unless otherwise excluded by subparagraphs (A) through (K) inclusively of this definition, the causes underlying any such change may be considered to determine whether same constitute a Material Adverse Change or Material Adverse Effect);

(H)	the failure of such Party to meet any internal or published projections, forecasts or estimates of revenues, earnings or cash flow (it being understood that, unless otherwise excluded by subparagraphs (A) through (K) inclusively of this definition, the causes underlying any such change may be considered to determine whether same constitute a Material Adverse Change or Material Adverse Effect);

(I)	the exercise by a Trinidad JV Shareholder of any of its rights and entitlements under and in accordance with Section 10.2 of the Trinidad JV Agreement, subject to compliance with the arrangements mutually agreed between the Parties with respect thereto;

(J)	the announcement of this Agreement and the transactions contemplated hereby, including the Arrangement or the announcement thereof; or

(K)	in the case of Trinidad, any matter expressly consented to in writing by Precision after the date hereof or permitted or required by this Agreement (excluding Section 3.3(i) hereof for such purpose), and in the case of Precision, any matter expressly consented to in writing by Trinidad after the date hereof or permitted or required by this Agreement (excluding Section 3.1(g) hereof for such purpose);

provided however, that where the change or effect referred to in Sections 1.1(vv)(i)(A) through 1.1(vv)(i)(E) primarily relates only to (or has the effect of primarily relating only to) Trinidad or Precision, as the case may be, or disproportionately affects Trinidad or Precision and its respective subsidiaries, taken as a whole, as the case may be, compared to other entities of similar size operating in the same jurisdictions in the oilfield services industry, in which case, the relevant exclusion from this definition of Material Adverse Change or Material Adverse Effect referred to above shall not be applicable; or

(ii)           either individually or in the aggregate prevents or materially delays, or individually or in the aggregate would reasonably be expected to prevent or materially delay, the consummation of the Arrangement or Trinidad or Precision, as the case may be, from performing its material obligations under this Agreement in any material respect; provided that neither (A) any change, amendment, modification or variation in the Existing Bid, nor (B) the entering into or announcement of any agreement, commitment or understanding between Ensign or Persons acting jointly or in concert with Ensign and one or more holders of Trinidad Shares pursuant to which such holder or holders will tender to such bid, shall constitute a Material Adverse Change or Material Adverse Effect with respect to Precision or Trinidad, as applicable, within the meaning of this subparagraph (ii).

(ww)	"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(xx)	"Misrepresentation", "Material Change" and "Material Fact" have the meanings ascribed thereto under the Securities Act;

(yy)	"NI 62-104" means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

(zz)	"NYSE" means the New York Stock Exchange;

(aaa)	"Outside Date" means March 31, 2019 or such other date as the Parties may agree; provided however, that if the Required Regulatory Approvals have not been obtained by the Outside Date, the Outside Date shall be automatically extended by 60 days;

(bbb)	"Parties" means, collectively, the parties to this Agreement, and "Party" means any one of them;

(ccc)	"Permitted Encumbrances" means: (i) with respect to Trinidad, Encumbrances specifically disclosed to Precision by Trinidad in writing and with respect to Precision, Encumbrances specifically disclosed to Trinidad by Precision in writing; (ii) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, wires and similar rights in real property or any interest therein, provided the same are registered on title and not of such nature as to materially adversely affect the use of the property subject thereto; (iii) the regulations and any rights reserved to or vested in any Governmental Authority to levy Taxes or to control or regulate any Party's interests in any manner; (iv) undetermined or inchoate liens incurred or created in the ordinary course of business as security for a Party's share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time; (v) undetermined or inchoate mechanics' liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time; (vi) any statutory Encumbrance for Taxes or other governmental charges or assessments not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS; (vii) any Encumbrances under a Party's existing credit facilities; and (viii) purchase money security interests and liens securing capital leases, provided that (A) such liens are liens limited to the property or assets purchased or leased, or (B) such Encumbrances exist as of the date hereof;

(ddd)	"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(eee)	"Plan of Arrangement" means the plan of arrangement under the ABCA substantially in the form set forth in Schedule "A" to this Agreement, as such plan of arrangement may be amended or supplemented from time to time in accordance with the terms thereof and hereof or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

(fff)	"Precision" means Precision Drilling Corporation, a corporation existing under the laws of the Province of Alberta;

(ggg)	"Precision Assets" means all of the assets and equipment (including all attachments, accessories and all other items required for the operation thereof) used by any member of the Precision Group in the operation of its business and all drilling rigs and other tangible property owned by the Precision Group;

(hhh)	"Precision Balance Sheet" has the meaning ascribed thereto in Section (o)(i) of Schedule C;

(iii)	"Precision Board" means the board of directors of Precision, as it may be comprised from time to time, including any duly constituted and acting committee thereof;

(jjj)	"Precision Damages Event" has the meaning ascribed thereto in Section 6.2;

(kkk)	"Precision DSU Plan" means, collectively, the 2007 Amended and Restated DSU Plan dated January 1, 2007 and the 2012 DSU Plan dated January 1, 2012;

(lll)	"Precision DSUs" means the deferred share units issued pursuant to the Precision DSU Plan;

(mmm)	"Precision Financial Statements" means, collectively:

(i)            the audited consolidated financial statements of Precision as at and for the fiscal years ended December 31, 2017 and December 31, 2016, together with the notes thereto and the auditors' report thereon; and

(ii)           the unaudited consolidated financial statements of Precision as at and for the three month periods ended June 30, 2018 and 2017, together with the notes thereto;

(nnn)	"Precision Group" has the meaning ascribed thereto in Section (c) of Schedule "C";

(ooo)	"Precision Information" means the information included in the Information Circular (including information incorporated into the Information Circular by reference) describing Precision and the business, operations and affairs of the Precision Group, including any required pro forma financial statements;

(ppp)	"Precision Material Contracts" has the meaning ascribed thereto in Section (w) of Schedule "C";

(qqq)	"Precision Meeting" means the meeting of Precision Shareholders to be held to consider the issuance of Precision Shares to Trinidad Securityholders pursuant to the Arrangement and the election of one Trinidad Nominee to the Precision Board and any adjournment(s) or postponement(s) thereof;

(rrr)	"Precision Nomination Agreement" means the agreement for the nomination of the Trinidad Nominees to the Precision Board, through to and including Precision's 2019 annual shareholders' meeting;

(sss)	"Precision Options" means the outstanding stock options of Precision granted under the Precision Option Plan, entitling the holders thereof to acquire Precision Shares;

(ttt)	"Precision Option Plan" means, collectively, the Second Amended and Restated Stock Option Plan dated May 8, 2013 and the Omnibus Equity Incentive Plan dated January 1, 201.;

(uuu)	"Precision PSU Plan" means, collectively, the Drilling Restricted Share Unit and Performance Share Unit Plan dated March 6, 2015 and the Omnibus Equity Incentive Plan dated January 1, 2017;

(vvv)	"Precision PSUs" means the performance share units issued pursuant to the Precision PSU Plan;

(www)	"Precision Public Record" means all information filed by or on behalf of Precision after January 1, 2017 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws;

(xxx)	"Precision Shareholders" means holders of Precision Shares from time to time;

(yyy)	"Precision Shares" means the common shares in the capital of Precision;

(zzz)	"Precision Termination Fee" has the meaning ascribed thereto in Section 6.2;

(aaaa)	"Precision Transaction Resolution" means the ordinary resolution of the Precision Shareholders to approve: (i) the issuance of Precision Shares pursuant to the Arrangement; and (ii) the election of one Trinidad Nominee to the Precision Board;

(bbbb)	"Precision Voting Agreement" means the voting agreements between Trinidad and each of the directors and the officers of Precision disclosed in writing to Trinidad for the purposes of this Section 1.1(bbbb) pursuant to which each such Person has agreed, among other things, not to dispose of their Precision Shares prior to the Effective Date, to vote in favour of the Precision Transaction Resolution and to otherwise support the Arrangement;

(cccc)	"Principal Precision Assets" means the principal Precision Assets (including, without limitation all drilling rigs and ancillary equipment) disclosed in writing to Trinidad;

(dddd)	"Principal Trinidad Assets" means the principal Trinidad Assets (including, without limitation all drilling rigs and ancillary equipment) disclosed in writing to Precision;

(eeee)	"Protective Waivers" has the meaning ascribed thereto in Section (g)(vii) of Schedule "D", as applicable;

(ffff)	"Registrar" means the Registrar of Corporations or a Deputy Registrar of Corporations appointed pursuant to section 263 of the ABCA;

(gggg)	"Regulatory Approvals" means any consent, waiver, permit, permission, exemption, review, order, decision or approval of, or any registration and filing with or withdrawal of any objection or successful conclusion of any litigation brought by, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by law or a Governmental Authority or pursuant to a written agreement between the Parties and a Governmental Authority to refrain from consummating the Arrangement, in each case required or advisable under Applicable Law in connection with the Arrangement, including the Required Regulatory Approvals;

(hhhh)	"Representatives" has the meaning ascribed thereto in Section 6.1(b);

(iiii)	"Required Regulatory Approvals" means the Competition Act Approval and the HSR Act Approval;

(jjjj)	"SEC" means the United States Securities Exchange Commission;

(kkkk)	"Securities Act" means the Securities Act, R.S.A. 2000, c. S 4, as such may be amended prior to the Effective Date;

(llll)	"Securities Authorities" means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces of Canada and the SEC;

(mmmm)	"Shareholder Rights Plan" means the amended and restated shareholder rights plan between Trinidad and TSX Trust Company, as rights agent, dated May 10, 2017;

(nnnn)	"subsidiary" has the meaning ascribed thereto in the Securities Act;

(oooo)	"Superior Proposal" means an unsolicited written bona fide Acquisition Proposal made after the date hereof from a Person (other than Precision) that the Trinidad Board determines in good faith after consultation with its financial and legal advisors (as reflected in the minutes of the Trinidad Board), is a transaction:

(i)            that is not subject to any financing condition and in respect of which adequate arrangements have been made in respect of the funds or other consideration necessary for the consummation of such Acquisition Proposal, as demonstrated to the satisfaction of the Trinidad Board, acting in good faith;

(ii)           that is capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such proposal;

(iii)          that does not or will not require any waiver, modification, or release of, or consent under, any confidentiality, standstill or similar agreement or restriction to which Trinidad or any of its subsidiaries is a party, and did not otherwise result from or involve a breach of any agreement between the Person making such proposal or Trinidad of Section 6.1;

(iv)          that is not subject to any due diligence or access condition;

(v)           that would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Trinidad Shareholders from a financial point of view than the transactions contemplated by this Agreement (including in each case after taking into account any modifications to this Agreement proposed by Precision as contemplated by Section 6.1(d)); and

(vi)          that the failure by the Trinidad Board to accept, recommend, approve or enter into a definitive agreement to implement, such Acquisition Proposal would be inconsistent with its fiduciary duties.

Solely for purposes of this definition of "Superior Proposal" and its use throughout this Agreement, all references to "20%" in the definition of "Acquisition Proposal" shall instead be construed to refer to "100%";

(pppp)	"Tax" or "Taxes" shall mean: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever however denominated imposed by any Taxing Authority, whether computed on a separate, consolidated, unitary, combined or other basis, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, domestic or foreign federal income taxes and provincial/state income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, social security taxes, Canada Pension Plan contributions, payroll (including U.S. Federal Insurance Contribution Act) contributions and taxes, sales and use taxes, value added taxes, goods and services taxes, harmonized sales taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, municipal taxes, environmental taxes, capital taxes, corporate minimum taxes, withholding taxes, employee health taxes, surtaxes, customs, import and export taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which any member of the Trinidad Group or the Precision Group, as applicable, is required to pay, deduct, withhold, remit or collect; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

(qqqq)	"Tax Returns" shall mean all reports, estimates, elections, notices, filings, designations, forms, declarations of estimated Tax, information statements and returns and other similar documents relating to, or required to be supplied to any Taxing Authority in connection with, any Taxes (including, estimated tax returns and reports, withholding tax returns and reports, information returns and reports, and any schedules, attachments, supplements, appendices and exhibits thereto), whether in tangible, electronic or other form;

(rrrr)	"Taxing Authority" shall mean any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

(ssss)	"TechSub" means RigMinder Operating, LLC, a subsidiary of Trinidad;

(tttt)	"TechSub Sale Agreement" means the purchase agreement among RigMinder, Inc., Aspen Energy Partners, LLC, the incentive unit holders listed on the signature pages thereto and Trinidad Design & Manufacturing US, Inc. dated August 25, 2017, as amended from time to time;

(uuuu)	"TechSub Technology" means the technology owned by TechSub;

(vvvv)	"Third Party Beneficiaries" has the meaning ascribed thereto in Section 10.12;

(wwww)	"threatened" when used in relation to legal action or any other matter, means that a written demand has been made or a written notice has been given that such legal action or other matter is to be asserted, commenced, taken or otherwise pursued in the future or that an event has occurred or circumstances exist that would lead a reasonable Person to conclude that such legal action or other matter is likely to be asserted, commenced, taken or otherwise pursued in the future;

(xxxx)	"Trinidad" means Trinidad Drilling Limited, a corporation existing under the ABCA;

(yyyy)	"Trinidad Assets" means all of the assets and equipment (including all attachments, accessories and all other items required for the operation thereof) used by any member of the Trinidad Group in the operation of its business and other tangible property owned by the Trinidad Group, including, but not limited to, the Principal Trinidad Assets;

(zzzz)	"Trinidad Balance Sheet" has the meaning ascribed thereto in Section (n)(i) of Schedule D;

(aaaaa)	"Trinidad Bank Facility" means the revolving credit facility of Trinidad for $100 million and US$100 million, including a $10 million bank swingline and a US$10 million bank swingline with a syndicate of financial institutions maturing on December 12, 2020;

(bbbbb)	"Trinidad Bank Facility Payout Letter" has the meaning ascribed thereto in Section 5.2(j);

(ccccc)	"Trinidad Board" means the board of directors of Trinidad as it may be comprised from time to time, including any duly constituted and acting committee thereof;

(ddddd)	"Trinidad Change of Control Payments" means obligations of Trinidad pursuant to all employment and consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments (but excluding termination, severance, bonus and related costs for employees who do not have written agreements in respect of the same) and any payments pursuant to any other incentive plans (including payments in satisfaction of Trinidad Incentive Units), arising out of or in connection with the Arrangement, but not including payments in respect of Trinidad Options as provided in this Agreement;

(eeeee)	"Trinidad Closing VWAP" has the meaning ascribed thereto in Section 2.8(e);

(fffff)	"Trinidad Debt" means "Consolidated Senior Debt" as such term is defined in the restated credit agreement dated as of December 12, 2014, initially among Trinidad Drilling Ltd. and Trinidad Drilling Limited Partnership and its lenders thereunder, as amended by a first amending agreement dated as of December 11, 2015, a second amending agreement dated as of June 24, 2016, a third amending agreement dated January 27, 2017, and a fourth amending agreement dated as of November 30, 2017 (and for greater certainty, including all letters of credit outstanding thereunder);

(ggggg)	"Trinidad DSU Plan" means the deferred share unit plan of Trinidad dated March 11, 2008, as amended and restated November 8, 2017;

(hhhhh)	"Trinidad DSUs" means the deferred share units awarded to non-employee Trinidad directors pursuant to the Trinidad DSU Plan;

(iiiii)	"Trinidad Financial Statements" means, collectively:

(i)            the audited financial statements of Trinidad as at and for the fiscal years ended December 31, 2017 and December 31, 2016, together with the notes thereto and the auditors' report thereon; and

(ii)           the unaudited financial statements of Trinidad as at and for the six month periods ended June 30, 2018 and 2017, together with the notes thereto;

(jjjjj)	"Trinidad Group" has the meaning ascribed thereto in Section (c) of Schedule "D";

(kkkkk)	"Trinidad JV Agreement" means the shareholders' agreement among Trinidad Drilling International Luxembourg S.à.r.l., Trinidad Luxembourg Ops S.à.r.l. and Halliburton Eurasia Limited dated September 3, 2013, as amended from time to time;

(lllll)	"Trinidad JV Shareholder" means a Shareholder (as such term is defined in the Trinidad JV Agreement) other than Trinidad Luxembourg Ops S.à.r.l. and its successors and permitted assigns;

(mmmmm)	"Trinidad Incentive Plans" means, collectively, the Trinidad DSU Plan, the Trinidad RSU Plan, the Trinidad PSU Plan, the Trinidad SARs Plan and the Trinidad Option Plan;

(nnnnn)	"Trinidad Incentive Units" means, collectively, the Trinidad DSUs, Trinidad PSUs, Trinidad RSUs and Trinidad SARs;

(ooooo)	"Trinidad Information" means the information included in the Information Circular (including information incorporated into the Information Circular by reference) describing Trinidad and the business, operations and affairs of Trinidad Group together with any amendments thereto or supplements thereof in accordance with the terms of this Agreement;

(ppppp)	"Trinidad Market Price" means the volume weighted average trading price of the Trinidad Shares, calculated by dividing the total value by the total volume of the Trinidad Shares as traded on the TSX for the last trading day immediately prior to the Effective Date;

(qqqqq)	"Trinidad Material Contracts" has the meaning ascribed thereto in Section (x) of Schedule "D";

(rrrrr)	"Trinidad Meeting" means the special meeting of Trinidad Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

(sssss)	"Trinidad Nominees" has the meaning ascribed thereto in Section 5.3(f);

(ttttt)	"Trinidad Optionholders" means holders of Trinidad Options;

(uuuuu)	"Trinidad Option Plan" means the stock option plan of Trinidad, amended and restated as of March 11, 2018;

(vvvvv)	"Trinidad Options" means the outstanding stock options of Trinidad granted under the Trinidad Option Plan, whether or not vested, entitling the holders thereof to acquire Trinidad Shares;

(wwwww)	"Trinidad Plans" has the meaning ascribed thereto in Section (y) of Schedule "D";

(xxxxx)	"Trinidad PSU Plan" means performance share unit plan of Trinidad, amended and restated as of March 11, 2018;

(yyyyy)	"Trinidad PSUs" means the performance share units issued pursuant to the Trinidad PSU Plan;

(zzzzz)	"Trinidad Public Record" means all information filed by or on behalf of Trinidad since January 1, 2017 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws which is available for public viewing on the SEDAR website at www.sedar.com under Trinidad's profile;

(aaaaaa)	"Trinidad RSUs Plan" means the amended and restated restricted share unit plan of Trinidad, amended and restated as of March 11, 2018;

(bbbbbb)	"Trinidad RSUs" means the restricted share units issued pursuant to the Trinidad RSU Plan;

(cccccc)	"Trinidad SARholders" means holders of Trinidad SARs;

(dddddd)	"Trinidad SARs" means the stock appreciation rights issued pursuant to the Trinidad SARs Plan;

(eeeeee)	"Trinidad SARs Plan" means the amended and restated stock appreciation rights plan of Trinidad, amended and restated as of March 11, 2018;

(ffffff)	"Trinidad Securityholders" means, collectively, the Trinidad Shareholders, the Trinidad Optionholders and the Trinidad SARholders, from time to time;

(gggggg)	"Trinidad Senior Notes" means the 6.625% senior unsecured notes in the aggregate principal amount of US$350 million due February 2025 issued by Trinidad pursuant to the terms of the note indenture between Trinidad and Wells Fargo Bank, N.A., as trustee, dated February 8, 2017;

(hhhhhh)	"Trinidad Share Consideration" means 0.445 of a Precision Share per Trinidad Share;

(iiiiii)	"Trinidad Shareholders" means holders of Trinidad Shares from time to time;

(jjjjjj)	"Trinidad Shareholder Rights Plan" means Trinidad's amended and restated shareholder rights plan dated as of May 10, 2017, as such may be further amended, amended and restated or replaced from time to time;

(kkkkkk)	"Trinidad Shares" means the common shares in the capital of Trinidad as constituted on the date hereof;

(llllll)	"Trinidad SRP Rights" means the rights issued pursuant to the Trinidad Shareholder Rights Plan;

(xxxxx)	"Trinidad Transaction Costs" means, collectively:

(i)            the costs of Trinidad and its subsidiaries (whether incurred, accrued or billed) in connection with this Agreement and the Arrangement, including, without limitation;

(A)	fees and expenses of financial and accounting advisors, printing, mailing, solicitation, proxy solicitation services and shareholder communication costs, Trinidad Meeting costs, legal fees and disbursements,

(B)	payments in connection with Trinidad Options and any Trinidad Change of Control Payments;

(ii)	the costs of Trinidad and its subsidiaries (whether incurred, accrued or billed) in connection with the Existing Bid and incurred, accrued or billed as of the date hereof; and

(iii)	the costs of Trinidad and its subsidiaries (whether incurred, accrued or billed) in connection with any other offers or proposals to Trinidad for the outstanding Trinidad Shares or other strategic transactions and incurred, accrued or billed as of the date hereof;

but excluding (A) any payment or premium arising with respect to the Trinidad Senior Notes or the Trinidad Bank Facility as a result of the Arrangement; (B) any costs incurred in connection with any amendment to this Agreement or the Arrangement; (C) any costs incurred in connection with the Existing Bid incurred after the date hereof; (D) any reasonable costs incurred in connection with other offers or proposals to Trinidad for the outstanding Trinidad Shares or other strategic transactions incurred after the date hereof; and (E) any reasonable additional costs that may be incurred in connection with the Required Regulatory Approvals as agreed by the Parties (items (A) to (E) are referred to as "Excluded Transaction Costs").

(mmmmmm)	"Trinidad Voting Agreement" means the voting agreements between Precision and each of the directors of Trinidad and the officers of Trinidad disclosed in writing to Precision for the purposes of this Section 1.1(mmmmmm), pursuant to which each such Person agreed, among other things, not to dispose of any of their Trinidad Shares or Trinidad Options prior to the Effective Date, to vote in favour of the Arrangement Resolution and to otherwise support the Arrangement;

(nnnnnn)	"TSX" means the Toronto Stock Exchange;

(oooooo)	"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(pppppp)	"U.S. Securities Act" means the United States Securities Act of 1933; and

(qqqqqq)	"U.S. Securities Laws" means collectively, and as the context may require, the applicable federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time, prior to the Effective Date that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections, subsections and the insertion of headings is for convenience of reference only and does not affect the construction or interpretation of this Agreement.

1.3	Number and Gender

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. If a word is defined in this Agreement a grammatical derivative of that word shall have a corresponding meaning.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day in such place. Notwithstanding the forgoing, this provision does not apply to the time periods set forth in Section 6.1(d).

1.5	Entire Agreement

This Agreement, the Confidentiality Agreements, the Precision Nomination Agreement and any specific side or disclosure letters entered into between the Parties in furtherance of the terms of this Agreement constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof.

1.6	Statute and Agreement References

Any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to any regulations promulgated thereunder from time to time in effect and such statute or section (or regulations thereunder) as amended, restated or re-enacted from time to time. References to any agreement or document shall be to such agreement or document (together with all schedules and exhibits thereto), as it may have been or may hereafter be amended, supplemented, replaced or restated from time to time.

1.7	Schedules

The following Schedules annexed to this Agreement, being:

Schedule "A" – Plan of Arrangement

Schedule "B" – Form of Arrangement Resolution

Schedule "C" – Representations and Warranties of Precision

Schedule "D" – Representations and Warranties of Trinidad

are incorporated by reference into this Agreement and form a part hereof.

1.8	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

1.9	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under, and all determinations of an accounting nature are required to be made shall be made in a manner consistent with IFRS.

1.10	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.11	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of, in the case of Trinidad, the President and Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer and, in the case of Precision, the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer and the President Drilling Operations, in each case after due inquiry, as of the date of this Agreement and does not include any constructive, implied or imputed knowledge.

Article 2
THE ARRANGEMENT

2.1	Plan of Arrangement

(a)	On the terms and subject to the conditions set forth in this Agreement, the Parties agree to carry out the Arrangement in accordance with the Plan of Arrangement pursuant to which (among other things):

(i)            Each Trinidad Shareholder (other than those Trinidad Shareholders who have validly exercised Dissent Rights) shall receive, for each Trinidad Share (including, for greater certainty, Trinidad Shares deemed to be issued pursuant to Section 2.1(a)(ii)) the Trinidad Share Consideration which shall be payable, through the issuance of Precision Shares;

(ii)           Pursuant to the Arrangement and as set forth in the Plan of Arrangement, Trinidad Optionholders that have not, immediately prior to the Effective Time, exercised or surrendered all of their Trinidad Options in accordance with their terms by making payment to Trinidad of the exercise price therefor and the amount of withholding taxes applicable thereon, shall without any further action or formality on behalf of the holder thereof and Trinidad and without any payment and notwithstanding the terms of the Trinidad Option Plan, be deemed to have:

(A)	in respect of Trinidad Options outstanding at the Effective Time that have an exercise price that is less than the Trinidad Market Price, surrendered such Trinidad Options to Trinidad for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad Option to Trinidad, an amount equal to the amount by which the Trinidad Market Price exceeds the exercise price thereof (the "In-the-Money Amount"), payable in Trinidad Shares, with the number of Trinidad Shares issuable in payment thereof being equal to the In-the-Money Amount of such Trinidad Options (less the amount of applicable withholdings) divided by the Trinidad Market Price, in full satisfaction of Trinidad's obligations under such Trinidad Options and Trinidad Shares deemed to have been issued under this Section 2.1(a)(iii)(A) shall be deemed to have been transferred by the holder thereof to Precision for the Trinidad Share Consideration pursuant to Section 2.1(a)(i); and

(B)	in respect of Trinidad Options outstanding at the Effective Time that have an exercise price that is equal to or greater than the Trinidad Market Price, surrendered such Trinidad Options for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad Option, a cash payment from Trinidad equal to $0.01, in full satisfaction of Trinidad's obligations under such Trinidad Option; and

(iii)	Pursuant to the Arrangement and as set forth in the Plan of Arrangement, Trinidad SARholders that have not, immediately prior to the Effective Time, exercised all of their Trinidad SARs in accordance with their terms, shall without any further action or formality on behalf of the holder thereof and Trinidad and without any payment and notwithstanding the terms of the Trinidad SARs Plan, be deemed to have:

(A)	in respect of Trinidad SARs outstanding at the Effective Time that have an exercise price that is less than the Trinidad Closing VWAP, exercised and surrendered such Trinidad SARs and the holders thereof shall receive, in respect of each such exercised Trinidad SAR, a cash payment equal to the amount by which the Trinidad Closing VWAP exceeds the exercise price thereof (less the amount of applicable withholdings), in full satisfaction of Trinidad's obligations under such Trinidad SARs; and

(B)	in respect of Trinidad SARs outstanding at the Effective Time that have an exercise price that is equal to or greater than the Trinidad Closing VWAP, surrendered such Trinidad SARs for cancellation and the holders thereof shall receive, in respect of each such surrendered Trinidad SAR, a cash payment from Trinidad equal to $0.01, in full satisfaction of Trinidad's obligations under such Trinidad SAR.

(b)	If on or after the date hereof, Precision or Trinidad declares, sets aside or pays any cash dividend or other cash distribution to the Precision Shareholders or Trinidad Shareholders, respectively, of record as of a time prior to the Effective Time, the Parties will make such adjustments to the Trinidad Shares Consideration as they determine, acting in good faith, to be necessary to restore the original agreement of the Parties in the circumstances.

(c)	The Arrangement has been and shall continue to be structured such that on the Effective Date the issuance of Precision Shares issuable to the Trinidad Shareholders under the Arrangement: (i) will be made in compliance with Applicable Canadian Securities Laws and U.S. Securities Laws; and (ii) assuming the Arrangement Resolution is approved and assuming the Court considers the fairness of the terms and conditions of the Arrangement and the Final Order is obtained, will not require registration under the U.S. Securities Act, in reliance on Section 3(a)(10) of the U.S. Securities Act.

(d)	The Plan of Arrangement may be amended in accordance with Section 7.2. On the second Business Day after the last of the conditions set forth in Article 5 have been satisfied (other than those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) or, where not prohibited, waived by the applicable Party or Parties in whose favour the condition is, unless another time or date is agreed to in writing by the Parties (the "Effective Date"), the Parties will complete the Arrangement and the Arrangement shall become effective at the Effective Time whereupon the steps comprising the Plan of Arrangement will be deemed to occur in the order, at the times, and in the manner set forth therein. The closing of the transactions contemplated hereby will take place at the offices of counsel to Trinidad or at such other location as may be agreed upon by the Parties.

(e)	The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur as soon as practicable and in any event by the Outside Date.

2.2	Recommendation of Precision Board

Precision represents and warrants to Trinidad that its board of directors:

(a)	has unanimously determined, after receiving the advice of its financial and legal advisors that:

(i)            it will recommend the Precision Shareholders vote in favour of the Precision Transaction Resolution; and

(ii)           the Arrangement and the entry into this Agreement are in the best interests of Precision; and

(b)	has received an opinion from RBC Capital Markets that the Trinidad Share Consideration to be paid under the Arrangement is fair, from a financial point of view, to Precision.

Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included, along with the written fairness opinion of RBC Capital Markets, confirming the aforementioned opinion of such financial advisor, in the Information Circular.

2.3	Recommendation of Trinidad Board

Trinidad represents and warrants to Precision that its board of directors:

(a)	has unanimously determined, after receiving the advice of its financial and legal advisors that:

(i)            the Arrangement is fair to the Trinidad Shareholders;

(ii)           it will unanimously recommend the Trinidad Securityholders vote in favour of the Arrangement Resolution; and

(iii)          the Arrangement and the entry into this Agreement are in the best interests of Trinidad and the Trinidad Shareholders; and

(b)	has received an opinion from TD Securities Inc. that the Trinidad Share Consideration is fair, from a financial point of view to the Trinidad Shareholders.

Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included, along with the written fairness opinion of TD Securities Inc., confirming the aforementioned opinion of such financial advisor, in the Information Circular.

2.4	Interim Order

Trinidad agrees that as soon as reasonably practicable after the date hereof, Trinidad shall apply in a manner reasonably acceptable to Precision pursuant to section 193 of the ABCA and, in cooperation with Precision, acting reasonably, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the calling and the holding of the Trinidad Meeting, including the record date for determining the Persons to whom notice of the Trinidad Meeting is to be provided and for determining the Persons entitled to vote at the Trinidad Meeting and for the manner in which such notice is to be provided;

(b)	that the securities of Trinidad for which holders as at the record date established for the Trinidad Meeting shall be entitled to vote on the Arrangement Resolution shall be the Trinidad Shares, the Trinidad Options and the Trinidad SARs, all voting together as a single class;

(c)	that all Trinidad Securityholders as at the record date established for the Trinidad Meeting shall be entitled to vote on the Arrangement Resolution, with each Trinidad Securityholder being entitled to one vote for each Trinidad Share, Trinidad Option and Trinidad SAR held by it;

(d)	that subject to the approval of the Court, the requisite level of approval for the Arrangement Resolution shall be at least:

(i)            two-thirds of the aggregate votes cast on the Arrangement Resolution by those Trinidad Securityholders present in person or represented by proxy at the Trinidad Meeting; and

(ii)           if required, a majority of the votes cast on the Arrangement Resolution by the Trinidad Shareholders present in person or represented by proxy at the Trinidad Meeting, excluding Trinidad Shares that are required to be excluded pursuant to MI 61-101 for purposes of the Arrangement;

(e)	that, in all other respects, the terms, restrictions and conditions of the constating documents of Trinidad, including quorum requirements and all other matters, shall apply in respect of the Trinidad Meeting, except as modified by the Interim Order;

(f)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)	that the Trinidad Meeting may be adjourned or postponed from time to time by Trinidad with the consent of Precision without the need for additional approval of the Court;

(i)	that, unless required by Applicable Laws, the record date for determining Trinidad Securityholders entitled to notice of and to vote at the Trinidad Meeting will not change in respect of any adjournment or postponement of the Trinidad Meeting; and

(j)	for such other matters as the Parties may agree in writing, each acting reasonably.

In the application for the Interim Order, Trinidad shall inform the Court that the Parties intend to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act for the issuance of the Precision Shares, pursuant to the Arrangement and that, in connection therewith, the Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Arrangement to each Person to whom Precision Shares will be issued. Each Person to whom Precision Shares will be issued on completion of the Arrangement will be given adequate notice advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right.

2.5	Information Circular

As promptly as practical following the execution of this Agreement, and in compliance with the Interim Order and Applicable Laws (including Applicable Canadian Securities Laws):

(a)	Precision and Trinidad will prepare the Information Circular and provide, in a timely and expeditious manner, all Precision Information and Trinidad Information, respectively, for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all requirements of Applicable Laws on the date of issue thereof;

(b)	Trinidad shall call, give notice of and convene the Trinidad Meeting by no later than December 13, 2018 at which meeting the Arrangement Resolution shall be submitted to the Trinidad Securityholders entitled to vote upon such resolution for approval and, unless as otherwise agreed in writing between the Parties, shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) or fail to call the Trinidad Meeting (notwithstanding the fact that Trinidad may be in receipt of a Superior Proposal) without prior written consent of Precision except for adjournments or postponements:

(i)            as required for quorum purposes (in which case the Trinidad Meeting shall be adjourned) or by Applicable Law or by a Governmental Authority; or

(ii)           as required under Section 6.1(g) or Section 5.4;

(c)	Precision shall call, give notice of and convene the Precision Meeting by no later than December 13, 2018 at which meeting the Precision Transaction Resolution shall be submitted to the Precision Shareholders entitled to vote upon such resolution for approval and, unless as otherwise agreed in writing between the Parties, shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) or fail to call the Precision Meeting without prior written consent of Trinidad except for adjournments or postponements:

(i)            as required for quorum purposes (in which case the Precision Meeting shall be adjourned) or by Applicable Law or by a Governmental Authority; or

(ii)           as required under Section 5.4;

(d)	Precision and Trinidad shall ensure that the Information Circular provides Precision Shareholders (subject to Trinidad's compliance with Section 2.5(a)) and Trinidad Securityholders (subject to Precision's compliance with Section 2.5(a)), respectively, with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, in all cases ensuring compliance in all material respects with all Applicable Canadian Securities Laws on the date of issue thereof;

(e)	Trinidad shall cause the Information Circular to be mailed to the Trinidad Securityholders and filed with applicable regulatory authorities and other Governmental Authorities in all jurisdictions where the same is required to be mailed and filed; and

(f)	Precision shall cause the Information Circular to be mailed to the Precision Shareholders and filed with applicable regulatory authorities and other Governmental Authorities in all jurisdictions where the same is required to be mailed and filed.

2.6	Preparation of Filings

(a)	Precision and Trinidad shall cooperate in:

(i)            seeking the Interim Order and the Final Order, including by Precision providing Trinidad on a timely basis any information required to be supplied by Precision concerning itself in connection therewith. Trinidad shall provide legal counsel to Precision with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and shall give reasonable consideration to all such comments. Trinidad shall also provide legal counsel to Precision on a timely basis with copies of any notice of appearance and evidence served on Trinidad or its legal counsel in respect of the application for the Final Order or any appeal therefrom. Subject to Applicable Laws, Trinidad shall not file any material with the Court or any Governmental Authority in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except with Precision's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Precision to agree or consent to any increase in the Trinidad Share Consideration to be received by Trinidad Shareholders or other modification or amendment to such filed or served materials that expands or increases Precision's obligations, or diminishes or limits Precision's rights, set forth in any such filed or served materials or under this Agreement; and

(ii)           the taking of all such action as may be required under the ABCA, Applicable Canadian Securities Laws and U.S. Securities Laws in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b)	Each of Precision and Trinidad shall promptly furnish to the other all information concerning it as may be required to effect the actions described in Section 2.1 and the foregoing provisions of this Section 2.6, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any Misrepresentation.

2.7	Trinidad Employee Obligations

(a)	At the Effective Date, Trinidad shall terminate the employment of all Executive Employees in accordance with Applicable Laws or their written employment agreements (if applicable).

(b)	All severance or similar payments to Executive Employees as a result of the termination of their employment shall be made by Trinidad at the Effective Time conditional upon the execution by the Executive Employee of a release in favour of Trinidad and Precision and the individual in form and substance satisfactory to Trinidad and Precision, each acting reasonably, provided that no such release shall impose any non-solicitation or non-competition obligation on the releasor;

(c)	If an employee is entitled to a severance payment that is specifically set out in a written employment agreement, severance agreement or otherwise, the Parties agree that the amount of such severance payment shall not exceed the amount disclosed in writing by Trinidad to Precision.

(d)	The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of any Trinidad executive and employee employment and other agreements.

(e)	Trinidad has disclosed in writing to Precision its bona fide good faith estimate of the Trinidad Change of Control Payments, severance payment entitlements pursuant to severance agreements or other written agreements, bonus entitlements and all other material compensation entitlements, and such disclosure includes:

(i)            the name of each individual entitled to a payment; a description of the agreement or plan or other legal requirement under which the payment arises and relevant section references; and

(ii)           if applicable, the total amount of each individual's payment and the method of calculating such payment.

2.8	Treatment of Trinidad Options and Trinidad Incentive Units

(a)	Trinidad has disclosed in writing to Precision the full particulars of the Trinidad Options and Trinidad Incentive Units outstanding as of the date hereof.

(b)	The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Trinidad Incentive Plans.

(c)	The Trinidad Board has approved the vesting of all outstanding Trinidad Options and Trinidad Incentive Units effective before the Effective Date conditional upon the subsequent consummation of the Arrangement in order that all such outstanding Trinidad Options and Trinidad Incentive Units shall be fully vested and deemed to have been exercised or surrendered immediately before or at the Effective Time in accordance with the terms of this Agreement and the Trinidad Incentive Plans.

(d)	In the case of the Trinidad Options and the Trinidad SARs, each Trinidad Optionholder and Trinidad SARholder shall be deemed to have exercised or surrendered all of their Trinidad Options and Trinidad SARs in accordance with the provisions set forth in Section 2.1(a)(ii) and (iii) and the Plan of Arrangement.

(e)	In the case of the Trinidad Incentive Units (other than the Trinidad SARs), each holder thereof shall be deemed to have exercised or surrendered all of their Trinidad Incentive Units and shall receive a payment from Trinidad on or as soon as practicable after the Effective Date of cash equal to the fair market value of the Trinidad Incentive Unit, calculated in accordance with the relevant Trinidad Incentive Plan based on the five day volume weighted trading price of the Trinidad Shares ending on the second last trading day immediately prior to the Effective Date (the "Trinidad Closing VWAP"), multiplied by the number of Trinidad Incentive Units so held (less applicable withholdings) in complete satisfaction of such Trinidad Incentive Units.

(f)	The Parties agree that satisfaction of Tax remittance obligations with respect to the exercise or surrender of Trinidad Options outstanding at the Effective Time shall be accomplished in accordance with the provisions set forth in the Plan of Arrangement.

(g)	The Parties acknowledge and agree that:

(i)            Trinidad will elect under subsection 110(1.1) of the ITA, in prescribed form, in respect of a Trinidad Option surrendered pursuant to the terms thereof for the In-the-Money Amount or pursuant to the terms of the Arrangement, as applicable, that neither Trinidad, nor any Person who does not deal at "arm's length" with Trinidad, within the meaning of the ITA, will deduct, in computing its income for the purposes of the ITA, any amount in respect of a payment made to holders of Trinidad Options in consideration for the surrender of such Trinidad Options; and

(ii)           Trinidad will provide holders of Trinidad Options who have surrendered such Trinidad Options with evidence in writing of the election under subsection 110(1.1) of the ITA.

2.9	Effective Date

The Arrangement shall become effective at the Effective Time. Provided all necessary approvals for the Arrangement Resolution and Precision Transaction Resolution are obtained from the Trinidad Shareholders and the Precision Shareholders, as the case may be, Trinidad shall, as soon as reasonably practicable following the Trinidad Meeting and the Precision Meeting, submit the Arrangement to the Court and apply for the Final Order.

As soon as reasonably practicable, but in any event no later than two Business Days following the satisfaction or waiver of the conditions set out in Article 5, (other than those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) each of Precision on the one hand and Trinidad on the other hand, shall execute and deliver such closing documents and instruments and forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without further act or formality.

2.10	Dissenting Shareholders

Registered Trinidad Shareholders entitled to vote at the Trinidad Meeting may exercise Dissent Rights with respect to their Trinidad Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement and the Interim Order. Trinidad shall promptly give Precision notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by Trinidad and promptly provide Precision with copies of such notices and written objections and all other correspondence related thereto.

2.11	Tax Matters

Precision, Trinidad and the Depositary shall be entitled to deduct or withhold from any amount otherwise payable to any Trinidad Shareholder, Trinidad Optionholder or holder of Trinidad Incentive Units, as applicable, and, for greater certainty, from any amount payable to a Trinidad Shareholder who has validly exercised, and not withdrawn, Dissent Rights, as the case may be, under the Plan of Arrangement such amounts as Precision, Trinidad or the Depositary is required or reasonably believes is required to be deducted or withheld from such consideration in accordance with Applicable Law. Any such amounts will be deducted or withheld from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the Trinidad Shareholder, Trinidad Optionholder or holder of Trinidad Incentive Units in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Taxing Authority within the time prescribed by Applicable Law.

2.12	Voting Agreements

(a)	Trinidad has concurrent with the signing of this Agreement, delivered to Precision the Trinidad Voting Agreements.

(b)	Precision has concurrent with the signing of this Agreement, delivered to Trinidad the Precision Voting Agreements.

2.13	U.S. Securities Laws

The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement and grants the Final Order, the issuance of the Precision Shares issuable to Trinidad Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon Section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.13.

Article 3
COVENANTS

3.1	Covenants of Precision

Precision covenants and agrees that, from the date of this Agreement until the earlier of the Effective Date or termination of this Agreement, except with the prior written consent of Trinidad (not to be unreasonably withheld, delayed or conditioned), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)	Precision will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 5.1 and Section 5.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Precision;

(b)	Precision will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its reasonable commercial efforts to assist Trinidad in obtaining such orders and to carry out the intent or effect of this Agreement and the Arrangement;

(c)	Precision will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, if applicable, required on the part of Precision in connection with the transactions contemplated herein and take all commercially reasonable action necessary to be in compliance with such Applicable Laws;

(d)	Precision shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement and the transactions contemplated hereby;

(e)	subject to Trinidad's compliance with Section 2.5(a), Precision shall ensure that the Precision Information included in the Information Circular complies with Applicable Laws and, without limiting the generality of the foregoing, that the Precision Information will not contain a Misrepresentation and the Information Circular provides Precision Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and, in that regard, the Information Circular will set out Precision Information in the form approved by Precision and Trinidad Information in the form approved by Trinidad and shall include, without limitation:

(i)            the pro forma financial statements required by Applicable Canadian Securities Laws;

(ii)           the unanimous recommendation by the Precision Board that Precision Shareholders vote in favour of the Precision Transaction Resolution; and

(iii)          the fairness opinion of RBC Capital Markets that the Trinidad Share Consideration to be paid under the Arrangement is fair, from a financial point of view, to Precision;

(f)	Precision shall indemnify and save harmless Trinidad and its directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Trinidad, its affiliates or subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which Trinidad or its directors, officers, employees, advisors or agents may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)            any Misrepresentation or alleged Misrepresentation contained solely in the Precision Information included in the Information Circular or in any material filed by Precision in compliance or intended compliance with any Applicable Laws; and

(ii)           any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a Material Fact or any Misrepresentation or any alleged Misrepresentation in the Precision Information included in the Information Circular or in any material filed by or on behalf of Precision in compliance or intended compliance with Applicable Canadian Securities Laws and applicable U.S. Securities Laws, except that Precision shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based on the Trinidad Information;

(g)	the business of Precision shall be conducted in the usual and ordinary course of business and Precision shall use all reasonable commercial efforts to maintain and preserve its business, assets and business relationships;

(h)	Precision shall not, directly or indirectly do, or permit to occur, any of the following:

(i)            amend its constating documents;

(ii)           except in relation to any internal transactions solely involving Precision and its wholly-owned subsidiaries or solely among such subsidiaries, declare, set aside or pay any non-cash dividend or make any other non-cash payment in respect of its outstanding securities;

(iii)          split, combine or reclassify any of Precision Shares;

(iv)          sell, transfer or dispose of all or substantially all of Precision's assets;

(v)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, or similar action of Precision;

(vi)          reduce the stated capital of any of the shares of Precision; or

(vii)         enter into or modify any Contract, commitment or arrangement with respect to any of the foregoing;

(i)	subject to Sections 3.6(e) and 10.4, and except for non-substantive communications with third parties and communications to legal and other advisors of Precision, Precision will furnish promptly to Trinidad and its legal counsel: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Precision in connection with the Arrangement from any Governmental Authority; (ii) any filings under Applicable Laws in connection with the Arrangement; and (iii) any documents related to dealings with Governmental Authorities in connection with the transactions contemplated herein;

(j)	Precision will continue to maintain its status as a "reporting issuer" (or similarly designated entity) not in default under the Applicable Canadian Securities Laws or U.S. Securities Laws where it is a reporting issuer at the date hereof;

(k)	Precision will maintain the listing of the Precision Shares on the Exchanges;

(l)	Precision will secure all consents of third parties that are required to permit the inclusion of any reference to their names in, or in relation to, any Precision Information included in the Information Circular, including by reason of their name being included in a document incorporated by reference in the Information Circular, or otherwise, and will provide copies of such consents to Trinidad as soon as reasonably practicable;

(m)	prior to the Effective Date, Precision shall provide the Depositary under the Plan of Arrangement, an irrevocable direction authorizing and directing such Depositary to deliver the Precision Shares issuable pursuant to the Arrangement to holders of the Trinidad Shares in accordance with the Plan of Arrangement;

(n)	Precision shall apply to the Exchanges for conditional approval of the listing of the Precision Shares issuable pursuant to the Arrangement on the Exchanges and shall use all reasonable commercial efforts to obtain such conditional approval or approval, subject only to customary conditions for listing of such Precision Shares, including receiving the approval of the Precision Shareholders for the Precision Transaction Resolution, prior to the mailing of the Information Circular;

(o)	Precision will cause to be taken all necessary corporate action to allot and reserve for issuance the Precision Shares to be issued in exchange for Trinidad Shares in connection with the Arrangement;

(p)	Precision shall advise Trinidad, as Trinidad may request, and on a daily basis on each of the last ten (10) Business Days prior to the proxy cut-off date for the Precision Meeting, as to the aggregate tally of the proxies received by Precision in respect of the Precision Transaction Resolution and any other matters to be considered at the Precision Meeting;

(q)	except as contemplated herein, Precision shall not take any action, refrain from taking any action, or permit any action to be taken by it or any of its subsidiaries that would render, or may reasonably be expected to render, any representation or warranty made by Precision in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever first occurs;

(r)	Precision shall promptly notify Trinidad in writing of any Material Adverse Change with respect to Precision or of any change in any representation or warranty provided by Precision in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and Precision shall in good faith discuss with Trinidad any such change in circumstances (actual, anticipated, contemplated, or to the knowledge of Precision, threatened) which is of such a nature that there may be a reasonable question as to whether notice need be given to Trinidad pursuant to this provision;

(s)	Precision shall promptly advise Trinidad in writing of any material breach by Precision of any covenant, obligation or agreement contained in this Agreement;

(t)	Precision shall use its reasonable commercial efforts to obtain and maintain all material third party approvals (excluding Regulatory Approvals) required in connection with the transactions contemplated by this Agreement and provide the same to Trinidad on or prior to the Effective Date;

(u)	management of Precision shall solicit proxies to be voted at the Precision Meeting in favour of matters to be considered at the Precision Meeting;

(v)	Precision shall convene and conduct the Precision Meeting in accordance with the by-laws of Precision, any instrument governing the Precision Meeting and Applicable Laws; and

(w)	Precision shall provide notice to Trinidad of the Precision Meeting and allow Trinidad's representatives and legal counsel to attend such Precision Meeting.

3.2	Additional Covenants of Precision

Precision further covenants and agrees that:

(a)	for a period of six years after the Effective Time, Precision shall, or shall cause Trinidad or any successor of Trinidad (including any successor resulting from the winding up or liquidation or dissolution of Trinidad) to, maintain Trinidad's current directors' and officers' insurance policy or an equivalent policy on a "trailing" or "run off" basis, subject in either case to terms and conditions no less advantageous to the directors and officers of Trinidad than those contained in the directors' and officers' policy in effect as of the date hereof ("Equivalent Insurance"), for all present and former directors and officers of Trinidad, covering claims made prior to or within six years after the Effective Time; provided that the cost of such policies does not exceed 250% of Trinidad's annual premium for its current policy;

(b)	if the Arrangement is completed, Precision, Trinidad and any successor to Trinidad shall not take any action to terminate or materially adversely affect and will fulfill its obligations pursuant to, any indemnity agreements disclosed in writing to Precision or right to indemnity available in favour of past or present directors and officers of Trinidad and its subsidiaries pursuant to the provisions of the articles, by-laws or similar constating documents of Trinidad, applicable corporate legislation or written indemnity agreements disclosed in writing to Precision between Trinidad and its past and present directors and officers or any indemnity agreements in favour of current directors and officers of Trinidad that are in place as at the date hereof, and which have been disclosed in writing to Precision;

(c)	if the Arrangement is completed, Precision shall continue to review, in a bona fide manner, the TechSub Technology and the advancement and development of the TechSub Technology in the integrated business; and

(d)	to the extent that any indebtedness of Trinidad and its subsidiaries remains outstanding under the Trinidad Senior Notes following the Effective Time, it shall comply with, or cause Trinidad or its subsidiaries (or any successors thereto) to comply with, as applicable, the terms and provisions of the Trinidad Senior Notes and that it shall ensure that Trinidad will have the necessary financing available so that Trinidad and its subsidiaries will be able to comply with any "change of control" provisions contained in the Trinidad Senior Notes.

3.3	Covenants of Trinidad

Trinidad covenants and agrees that, from the date of this Agreement until the earlier of the Effective Date or termination of this Agreement, except with the prior written consent of Precision (not to be unreasonably withheld, delayed or conditioned), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)	Trinidad will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as practicable, to the extent the satisfaction of the same is within the control of Trinidad;

(b)	Trinidad will forthwith carry out the terms of the Interim Order and the Final Order;

(c)	Trinidad will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, if applicable, required to be made on the part of Trinidad in connection with the transactions contemplated herein and shall take all commercially reasonable action necessary to be in compliance with such Applicable Laws;

(d)	Trinidad will continue to maintain its status as a "reporting issuer" (or similarly designated entity) not in default under the Applicable Canadian Securities Laws where it is a reporting issuer at the date hereof;

(e)	Trinidad will maintain the listing of the Trinidad Shares on the TSX;

(f)	Trinidad and its board of directors shall take all action necessary, immediately prior to the Effective Time, to waive the application of the Shareholder Rights Plan to the Arrangement and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of the Arrangement.

(g)	Trinidad will not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement and the transactions contemplated hereby;

(h)	Trinidad will provide Precision with all information and documentation reasonably requested in connection with obtaining the Regulatory Approvals other than with respect to filings submitted pursuant to the Competition Act and HSR Act, which will be governed by Section 3.5;

(i)	except as disclosed in writing by Trinidad to Precision, the business of Trinidad shall be conducted only in, and Trinidad shall not take any action except in, the usual and ordinary course of business consistent with past practices and it shall use all reasonable commercial efforts to maintain and preserve its business, assets and business relationships and shall, subject to Section 3.5, keep Precision apprised of all material developments in the ongoing business and affairs of Trinidad and its subsidiaries;

(j)	Trinidad shall not, directly or indirectly do, or permit to occur, any of the following:

(i)            amend its constating documents or amend in any material respects the constating documents of any of its subsidiaries;

(ii)           except in relation to any internal transactions solely involving Trinidad and its wholly-owned subsidiaries or solely among such subsidiaries, or as required pursuant to the terms of any joint venture or partnership agreement applicable to any member of the Trinidad Group and as disclosed in writing by Trinidad to Precision, declare, set aside or pay any non-cash dividend or make any other non-cash payment in respect of its outstanding securities;

(iii)          issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Trinidad Shares or other securities of Trinidad, including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Trinidad Shares (other than the issuance of Trinidad Shares pursuant to the exercise of Trinidad Options outstanding on the date hereof in accordance with their terms or pursuant to this Agreement or the Plan of Arrangement);

(iv)          redeem, purchase or otherwise acquire any of the outstanding Trinidad Shares or other securities;

(v)           amend the terms of any of its securities, including the Trinidad Options, without the prior written consent of Precision, other than to accelerate the vesting of any unvested Trinidad Options or Trinidad Incentive Units in accordance with this Agreement and the terms of the applicable incentive plans;

(vi)          split, combine or reclassify any of the Trinidad Shares;

(vii)         adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or arrangement or similar action of Trinidad or any of its subsidiaries other than as disclosed by Trinidad to Precision in writing;

(viii)        reduce the stated capital of any shares of Trinidad or any of its subsidiaries; or

(ix)          enter into or modify any Contract, commitment or arrangement with respect to any of the foregoing;

(k)	except as disclosed in writing by Trinidad to Precision, Trinidad shall not, directly or indirectly, do or permit to occur any of the following:

(i)            sell, pledge, lease, exclusively license, transfer, dispose of or encumber any assets other than as disclosed by Trinidad in writing to Precision;

(ii)           expend or commit to expend any capital expenditures in excess of $2,000,000 in the aggregate with the exception of the commitments contemplated by the capital spending program of Trinidad as disclosed by Trinidad to Precision in writing and provided that in the case of capital expenditures expended to address emergencies or other urgent matters involving the potential loss or damage to property or personal safety, Precision's consent shall not be required where it cannot be received in a reasonably expedient manner;

(iii)          with the exception of the commitments contemplated by the capital spending program of Trinidad as disclosed by Trinidad in writing to Precision, expend or commit to expend any amounts more than $1,000,000 in the aggregate with respect to any operating expenses and provided that, any such expenses are in the ordinary course of Trinidad's business consistent with past practice;

(iv)          reorganize, amalgamate, merge or otherwise combine Trinidad with any other Person;

(v)           acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer;

(vi)          acquire any assets with the exception of the commitments contemplated by the capital spending plan of Trinidad as disclosed by Trinidad in writing to Precision;

(vii)         incur, extend, renew or replace any indebtedness for borrowed money or any other material liability or obligation, or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or Person, or make any loans or advances, other than:

(A)	amounts contemplated in relation to the payment of Trinidad Transaction Costs;

(B)	amounts contemplated by the capital spending plan of Trinidad, including capital spending amounts related to Trinidad's capital spending plan of which payment would be by joint venture contributions from Trinidad to Trinidad Drilling International Luxembourg S.à.r.l., as disclosed by Trinidad in writing to Precision;

(C)	amounts otherwise permitted under this Section 3.3(k); and

(D)	related drawdowns on the Trinidad Bank Facility with respect to the amounts described in (A), (B) and (C) above;

(viii)        pay, settle, discharge or satisfy any material claims, liabilities, litigation, lawsuits, arbitrations, proceedings or obligations other than as reflected or reserved against in the Trinidad Financial Statements;

(ix)          authorize, recommend or propose any release or relinquishment of any right under any Trinidad Material Contract;

(x)           waive, release, grant or transfer any material rights of value or modify or change, in any material respect, any existing material license, material lease, material Contract or other material document;

(xi)          enter into an agreement or arrangements for the deployment of the Trinidad Owned IP or the TechSub Technology on non-arm's length terms or at rates that are lower than current market rates as disclosed by Trinidad to Precision in writing;

(xii)         abandon or fail to diligently pursue any application for any Governmental Authorizations;

(xiii)        enter into or terminate any hedges, swaps or other financial instruments or like transactions;

(xiv)       enter into any Contract with regards to any lease for real property other than as required to support Trinidad's operations in Kuwait as disclosed in writing by Trinidad to Precision;

(xv)        enter into or terminate any Contracts for the construction or sale of a drilling rig or any interest in a drilling rig;

(xvi)       enter into any:

(A)	material transportation or operating Contracts that would result in obligations of Trinidad in excess of $650,000 in the aggregate excluding all such obligations that are reimbursable as lump sum payments under such applicable Contracts; or

(B)	other Contract for contract drilling services that has a term of greater than 12 months at day rates which are below the average day rate for the applicable rig type in the applicable geographic market.

(xvii)      enter into any non-arm's length Contracts or transactions, including with any affiliates, officer, director, employee or consultant of Trinidad or its affiliates, except as expressly contemplated in this Agreement;

(xviii)     enter into any new strategic alliances, partnerships, joint ventures or research studies;

(xix)       authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing; or

(xx)        make any changes to its existing accounting policies other than as required by Applicable Law or IFRS;

(l)	Trinidad shall not:

(i)            hire or retain, or terminate the services of any executive officer or director except as disclosed by Trinidad in writing to Precision;

(ii)           grant any employee, consultant, officer or director an increase in compensation in any form except as otherwise disclosed by Trinidad in writing to Precision;

(iii)          grant any general salary increase, except as otherwise disclosed by Trinidad in writing to Precision;

(iv)          other than as disclosed by Trinidad in writing to Precision, take any action with respect to the amendment or grant of any "change of control", severance, termination pay or retention policies or arrangements for any directors, officers or employees or contractors;

(v)           pay any severance amount or other payment to a Person who is an officer as a consequence of the Arrangement pursuant to an employment or change of control agreement unless such applicable officer has provided a resignation and customary release, in a form and substance satisfactory to Precision, acting reasonably;

(vi)          amend any incentive plan or the terms of any outstanding rights thereunder; nor

(vii)         advance any loan to any employee, consultant, officer, director or any other party;

(m)	other than as disclosed in writing by Trinidad to Precision, or except so as to permit the acceleration of the vesting and payment pursuant to the Trinidad Incentive Plans and this Agreement, Trinidad shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, common share, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder), agreement, common share incentive or purchase plan, fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(n)	Trinidad shall withhold from any payment made to any of its present or former employees, officers or directors in respect of any payments contemplated by this Agreement including, without limitation, in connection with the exercise, cancellation or surrender of Trinidad Options and Trinidad Incentive Units and payment of the Trinidad Change of Control Payments, all amounts required by law or administrative practice to be withheld by it on account of Taxes and other source deductions and Trinidad shall remit such withheld amount to the proper Governmental Authority within the time required by such Applicable Laws;

(o)	Trinidad shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing satisfactory to Precision, acting reasonably, providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect, and Trinidad will pay all premiums in respect of such insurance policies that become due after the date hereof;

(p)	Trinidad will promptly provide to Precision, prior to filing or issuance of the same, any proposed news release (or material change report, subject to Trinidad's obligations under Applicable Laws to make continuous and timely disclosure of material information, and Precision agrees to keep such information confidential until it is filed as part of the Trinidad Public Record);

(q)	Trinidad shall not take any action, refrain from taking any action, or permit any action to be taken by it or any of its subsidiaries that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever first occurs;

(r)	Trinidad shall promptly notify Precision in writing of any Material Adverse Change with respect to Trinidad or of any change in any representation or warranty provided by Trinidad in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and Trinidad shall in good faith discuss with Precision any such change in circumstances (actual, anticipated, contemplated, or to the knowledge of Trinidad, threatened) which is of such a nature that there may be a reasonable question as to whether notice need be given to Precision pursuant to this provision;

(s)	Trinidad shall promptly advise Precision in writing of:

(i)            any material breach by Trinidad of any covenant, obligation or agreement contained in this Agreement, or of any investigation, litigation, claim, proceeding or formal complaint related to any of the representations in paragraphs (f), (qq) or (rr) of Schedule "D";

(ii)           to the extent permitted by Applicable Law, any notice or other communication from any Governmental Authority in connection with this Agreement, the Existing Bid and any changes, amendments, modifications or variations to the foregoing bid after the date hereof or Trinidad's operations (and Trinidad shall contemporaneously provide a copy of any such written notice or communication to Precision);

(iii)          any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement (and Trinidad shall contemporaneously provide a copy of any such written notice or communication to Precision);

(iv)          any changes to the amounts (in excess of $100,000 on an individual or aggregate basis) that are included in the definition of Trinidad Transaction Costs, and upon request by Precision, Trinidad shall promptly provide an updated bona fide good faith estimate of the Trinidad Transaction Costs incurred, accrued or billed up to the date of the updated estimate and to be incurred after the date thereof (without duplication) in connection with this Agreement and the Arrangement (excluding the Excluded Transaction Costs); and

(v)           any Excluded Transaction Costs incurred on an individual or aggregate basis in excess of $100,000 and, upon request by Precision, Trinidad shall promptly provide an updated bona fide good faith estimate of the Excluded Transaction Costs incurred, accrued or billed up to the date of the updated estimate;

(t)	Trinidad shall ensure that it has available funds (which may include funds available to it under its current credit facility) to permit the payment of the Precision Termination Fee having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(u)	other than approvals that may be required under the Trinidad Bank Facility and Trinidad Senior Notes, Trinidad shall use its reasonable commercial efforts to obtain and maintain all material third party approvals (excluding Regulatory Approvals) required in connection with the transactions contemplated by this Agreement and provide the same to Precision on or prior to the Effective Date, including all material third party approvals confirmations that are:

(i)            required to be obtained under the Trinidad Material Contracts in connection with the Arrangement: or

(ii)           required in order to maintain the Trinidad Material Contracts in full force and effect following completion of the Arrangement,

in each case, on terms that are satisfactory to Precision (acting reasonably), and without paying, and without committing itself or Precision to pay, any consideration or incur any liability or obligation without the prior written consent of Precision; provided that, for clarity, the foregoing shall not oblige Trinidad to pay any such consideration or incur any such liability or obligation;

(v)	Trinidad shall cooperate with Precision in structuring, planning and implementing any action to be taken with respect the Trinidad Bank Facility and/or the Trinidad Senior Notes as Precision may reasonably request (including, without limitation:

(i)            the delivery to Precision of an executed payout letter (the "Trinidad Bank Facility Payout Letter") from Royal Bank of Canada, as agent under the Trinidad Bank Facility, setting forth the aggregate amount outstanding under the Trinidad Bank Facility as at the Effective Date, which would be required to repay or cash collateralize in full all obligations, liabilities and indebtedness of Trinidad under the Trinidad Bank Facility and which payout letter shall contain a release and discharge of all liens and security interests granted by Trinidad in connection with the Trinidad Bank Facility (other than those in respect of cash collateral required in respect of letters of credit, bankers' acceptances and other obligations, liabilities and indebtedness that cannot be repaid early by their terms) and a termination of the Trinidad Bank Facility and all documents related thereto (other than those related to the foregoing cash collateral arrangements and indemnities which, by their terms, survive termination), which releases, discharges and termination shall be conditional solely upon receipt by Royal Bank of Canada on behalf of the lenders under such Trinidad Bank Facility of the amounts referenced in the Trinidad Bank Facility Payout Letter;

(ii)           the issuance of prepayment notices by Trinidad prior to (but conditional upon) Effective Date;

(iii)          making formal requests from Trinidad for waivers or consents related to the Arrangement sought by Precision of any applicable provisions of the applicable loan or note documentation which would apply after the Effective Date; and

(iv)          making arrangements for the transfer or assignment of outstanding letters of credit under the Trinidad Bank Facility at (but conditional upon) the Effective Date;

in each case, as may be reasonably determined by Precision) and shall cooperate in good faith with Precision and its advisors to determine the nature of such actions; provided, however, that no such actions shall require Trinidad to make effective any amendments, incur any costs that are not paid for or reimbursed by Precision or make any payments in respect of the Trinidad Bank Facility or the Trinidad Senior Notes if the Arrangement is not consummated;

(w)	Trinidad shall use reasonable commercial efforts to provide Precision with such reasonable assistance with respect to the directorships of Trinidad's non-Canadian and non-U.S. subsidiaries as Precision may reasonably require to provide an orderly transition of directorships immediately upon but not prior to the Effective Time and provided further that any current director of Trinidad's non-Canadian and non-U.S. subsidiaries who maintains such directorship at the Effective Time will continue to have a right to indemnity on the terms currently enjoyed as of the date hereof;

(x)	subject to Precision's compliance with Section 2.5(a), Trinidad shall ensure that the Trinidad Information included in the Information Circular complies with Applicable Laws and, without limiting the generality of the foregoing, that the Trinidad Information will not contain a Misrepresentation and the Information Circular provides Trinidad Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and, in that regard, the Information Circular will set out Precision Information in the form approved by Precision and the Trinidad Information in the form approved by Trinidad and shall include, without limitation:

(i)            based upon, among other things, the opinion of TD Securities Inc., the unanimous determination of the Trinidad Board that the Arrangement is in the best interests of Trinidad and the Trinidad Shareholders, and the unanimous recommendation that Trinidad Securityholders vote in favour of the Arrangement; and

(ii)           the fairness opinion of TD Securities Inc. that the consideration in respect of the Arrangement is fair, from a financial point of view, to Trinidad Shareholders;

(y)	Trinidad shall provide notice to Precision of the Trinidad Meeting and allow Precision's representatives and legal counsel to attend such Trinidad Meeting;

(z)	Trinidad shall indemnify and save harmless Precision and its directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Precision, its affiliates or subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which Precision, its affiliates or subsidiaries or their respective directors, officers, employees, advisors or agents may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)            any Misrepresentation or alleged Misrepresentation contained solely in the Trinidad Information included in the Information Circular or in any material filed by Trinidad in compliance or intended compliance with any Applicable Laws; and

(ii)           any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a Material Fact or any Misrepresentation or any alleged Misrepresentation in the Trinidad Information included in the Information Circular or in any material filed by or on behalf of Trinidad in compliance or intended compliance with Applicable Canadian Securities Laws;

except that Trinidad shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based solely on Precision Information included in the Information Circular;

(aa)	subject to Sections 3.6(e) and 10.4, except for proxies, other voting instruction forms and other non-substantive communications with securityholders, Trinidad will furnish promptly to Precision or Precision's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Trinidad in connection with: (i) the Arrangement; (ii) the Trinidad Meeting; (iii) any filings under Applicable Laws in connection with the Agreement; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated hereby;

(bb)	management of Trinidad shall:

(i)	solicit proxies:

(A)	in favour of the approval of the Arrangement Resolution, and

(B)	against any resolution submitted by any Person that is inconsistent with, or which seeks (without Precision's consent) to hinder or delay the Arrangement Resolution and the completion of the transactions contemplated by this Agreement, including, in a commercially reasonable manner, using the services of soliciting dealers or proxy solicitation services;

(cc)	Trinidad will provide Precision with copies of or access to information regarding the Trinidad Meeting generated by any soliciting dealer or other Person engaged to solicit proxies, as may be reasonably requested by Precision from time to time;

(dd)	Trinidad will provide all necessary support to assist Precision in its efforts to obtain conditional approval for the listing of the Precision Shares issuable under the Arrangement on the Exchanges;

(ee)	Trinidad will secure all consents of third parties that are required to permit the inclusion of any reference to their names in, or in relation to, any Trinidad Information included in the Information Circular, including by reason of their name being included in a document incorporated by reference in the Information Circular, or otherwise, and will provide copies of such consents to Precision as soon as reasonably practicable;

(ff)	Trinidad shall advise Precision, as Precision may request, and on a daily basis on each of the last ten (10) Business Days prior to the proxy cut-off date for the Trinidad Meeting, as to the aggregate tally of the proxies received by Trinidad in respect of the Arrangement Resolution and any other matters to be considered at the Trinidad Meeting;

(gg)	Trinidad shall convene and conduct the Trinidad Meeting in accordance with the Interim Order and as otherwise required by the by-laws of Trinidad, any instrument governing the Trinidad Meeting and Applicable Laws (as any of the foregoing may be amended by the Interim Order);

(hh)	Trinidad shall promptly advise Precision of the number of Trinidad Shares for which Trinidad receives notices of dissent or written objections to the Arrangement and provide Precision with copies of such notices and written objections, and subject to Applicable Laws, shall provide Precision with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Trinidad to any Trinidad Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and reasonable consideration shall be given to any comments made by Precision and its counsel prior to sending any such written communications. Trinidad shall not settle any claims with respect to Dissent Rights without the prior written consent of Precision (such consent not to be unreasonably withheld);

(ii)	Trinidad shall continue to defer the "separation time" (as such term is defined in the Trinidad Shareholder Rights Plan) of the Trinidad SRP Rights until the Trinidad Shareholder Rights Plan is waived or cease traded;

(jj)	Trinidad shall on or prior to the Effective Date, to the extent required, waive, suspend the operation of or otherwise render the Trinidad Shareholder Rights Plan inoperative or ineffective as regards to the Plan of Arrangement;

(kk)	Trinidad shall:

(i)            duly and on a timely basis file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)           timely pay in full all Taxes shown on such Tax Returns or on subsequent assessments with respect thereto;

(iii)          not make or rescind any material express or deemed election, information schedule, return or designation relating to Taxes, or file any amended Tax Returns;

(iv)          not make a request for a Tax ruling or enter into a settlement agreement with any Governmental Authority with respect to Taxes, except for any settlement that is not material to Trinidad;

(v)           not settle or compromise any claim, assessment, reassessment, liability, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes;

(vi)          except as disclosed by Trinidad in writing to Precision not surrender any right to claim Tax abatement, reduction, deduction, exemption, credit or refund;

(vii)         not make any changes to methods, principles, policies or practices of reporting income, deductions or accounting for Tax purposes (with respect to those employed prior to the date of this Agreement), except as required by IFRS or under Applicable Laws;

(viii)        not consent to the extension or waiver of the limitation period applicable to any material Tax matter; and

(ix)          properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with IFRS, for all Taxes accruing in respect of Trinidad which are not due or payable prior to the Effective Date;

(ll)	Trinidad shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including, without limitation, all Persons who are non-residents of Canada for the purposes of the ITA, all amounts that are required to be so withheld by any Applicable Laws and Trinidad shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws; and

(mm)	Trinidad shall not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election, information schedule or designation, without the consent of Precision, such consent not to be unreasonably withheld.

3.4	Mutual Covenants Regarding the Arrangement

From the date of this Agreement until the Effective Date or termination of this Agreement, each of Precision and Trinidad will use its reasonable commercial efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder; (ii) not take, or cause to be taken, any action or cause anything to be done that would cause such conditions or obligations not to be fulfilled in a timely manner; and (iii) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a)	to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities or required to be effected by it in connection with the Arrangement, and to obtain and maintain all necessary waivers, consents and approvals from third parties required to be obtained by it, including from parties to loan agreements, leases and other Contracts, in connection with the Arrangement;

(b)	to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(c)	to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Trinidad Shares from the TSX; provided, however, that such delisting will not be effective until after the Effective Time.

Each of Precision and Trinidad will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.4 and this Agreement including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Precision and Trinidad, subject in all cases to the Confidentiality Agreements.

3.5	Provision of Information and Integration of Operations

Until the Effective Date or termination of this Agreement, Trinidad shall:

(a)	provide Precision and its Representatives access, during normal business hours to its premises (including field offices and sites), assets, books, contracts, records, computer systems, properties, employees and management personnel, of Trinidad and all of its subsidiaries, including but not limited to the Trinidad JV Agreement and the Trinidad KOC Agreement; and

(b)	furnish to Precision all information concerning its business, properties and personnel as Precision may reasonably request to permit Precision to be in a position to expeditiously and efficiently integrate the business and operations of Trinidad with those of Precision immediately but not prior to the Effective Date.

Notwithstanding any requirement in this Section 3.5, Trinidad is not required to provide information hereunder that Trinidad deems, in its sole discretion, to be competitively sensitive information (provided that Trinidad acknowledges and agrees that Precision's external counsel may have access to such information on a privileged and confidential basis in connection with obtaining the Regulatory Approvals) or is subject to any confidentiality and other contractual provisions.

3.6	Mutual Covenants Regarding Regulatory Approvals

(a)	Each of Trinidad and Precision will use their reasonable commercial efforts to obtain the Regulatory Approvals as soon as is practicable.

(b)	As soon as practicable and in any event no later than ten (10) Business Days from the date of this Agreement:

(i)	Trinidad and Precision shall each:

(A)	submit a premerger notification filing in respect of the Arrangement in accordance with Part IX of the Competition Act; and

(B)	submit a notification and report form in respect of the Arrangement in accordance with the HSR Act; and

(ii)	Precision shall file with the Commissioner a submission in support of a request for an Advance Ruling Certificate or, in the event that the Commissioner will not issue an Advance Ruling Certificate, a "no action letter" in respect of the Arrangement.

(c)	Precision shall pay the filing fees relating to the Required Regulatory Approvals.

(d)	Each of Precision and Trinidad will cooperate with each other, including by way of furnishing such information as may be reasonably requested by a Party, in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) as may be or become necessary or desirable in connection with the Regulatory Approvals, provided, however, that Precision shall control and lead all communications and strategy in connection with the Regulatory Approvals and the final determination as to any appropriate courses of action shall be made by Precision.

(e)	Without limiting the generality of the foregoing, each Party will:

(i)            promptly inform the other Party of any material communication received by that Party from any Governmental Authority in respect of obtaining or concluding the Regulatory Approvals;

(ii)           use reasonable commercial efforts to respond promptly to any request or notice from any Governmental Authority requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals;

(iii)          subject to Section 3.6(f), permit the other Party to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) in respect of obtaining or concluding the Regulatory Approvals, and will provide the other Party a reasonable opportunity to comment thereon and agree to give reasonable consideration to those comments when preparing subsequent drafts and final versions;

(iv)          subject to Section 3.6(f), promptly provide the other Party with any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) that were submitted to a Governmental Authority in respect of obtaining or concluding the Regulatory Approvals;

(v)           not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with any Governmental Authority in respect of obtaining or concluding the Regulatory Approvals unless it consults in advance with the other Party and the other Party or its external legal counsel is provided with an opportunity to attend and participate in such meetings or discussions; and

(vi)          keep the other Party promptly informed of the status of discussions relating to obtaining or concluding the Regulatory Approvals.

(f)	Notwithstanding any requirement in this Section 3.6 in connection with obtaining the Regulatory Approvals, where a Party (in this Section 3.6 only, a "Disclosing Party") is required under this Section 3.6 to provide information to another Party (in this Section 3.6 only, a "Receiving Party") that the Disclosing Party deems to be competitively sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively sensitive and other information only to external legal counsel of the Receiving Party, provided that the Disclosing Party also provides the Receiving Party a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from any Governmental Authority) which does not contain any such competitively sensitive or other restricted information.

(g)	Precision shall use its reasonable best efforts to obtain the Required Regulatory Approvals as soon as is reasonably practicable. For purposes of the foregoing, "reasonable best efforts" shall include (i) proposing, negotiating, agreeing to or effecting, by undertakings, commitments, consent agreement, hold separate agreement or otherwise: (A) the sale, divestiture, licensing or disposition of all or any part of the businesses or assets of Precision, Trinidad or any of their respective affiliates; (B) the termination of any existing relationships, contractual rights, relationships and obligations, or entry into or amendment of any arrangements; (C) the taking of any action that, after consummation of the Arrangement, would limit the freedom of action of, or impose any other requirement on, Precision with respect to the operation of one or more of the businesses, or the assets, of Precision, Trinidad or any of their respective subsidiaries or its affiliates; (D) any other remedial action in order to obtain the Required Regulatory Approvals as soon as possible; or (ii) taking any steps or action to avoid, oppose, or seek to have lifted or rescinded, any application for, or any resulting injunction or restraining or other order seeking to stop, or that otherwise adversely affects its ability to consummate, the Arrangement, provided that none of Precision (or its affiliates) shall be required to undertake any of the actions listed under items (A) through (D) of this paragraph to obtain the Required Regulatory Approvals if such actions are reasonably expected to have a material adverse effect on the Canadian business of either Precision or Trinidad, taken separately.

Article 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Precision

Precision hereby makes to Trinidad the representations and warranties set forth in Schedule "C" hereto, and acknowledges that Trinidad is relying on such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.2	Representations and Warranties of Trinidad

Trinidad hereby makes to Precision the representations and warranties set forth in Schedule "D" hereto, and acknowledges that Precision is relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Arrangement.

4.3	Privacy Issues

(a)	For the purposes of this Section 4.3, the following definitions shall apply:

(i)            "applicable law" means, in relation to any Person, transaction or event, all applicable provisions of Applicable Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)           "applicable privacy laws" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)          "authorized authority" means, in relation to any Person, transaction or event, any (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)          "Personal Information" means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred in accordance with this Agreement and/or as a condition of the Arrangement.

(b)	The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

(c)	Prior to the completion of the Arrangement, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless (i) either Party shall have first notified such individual of such additional purpose, and where required by Applicable Laws, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by Applicable Laws, without notice to, or consent from, such individual.

(d)	Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement.

(e)	Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with Applicable Law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)	Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g)	Where authorized by Applicable Law, each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by Applicable Law, the Parties shall fully co-operate with one another, with the Persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.

(h)	Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of the Party with original custody and control of the Disclosed Personal Information, the other Party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the Party with original custody and control of the Disclosed Personal Information, or at such Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

Article 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived, in whole or in part, by any Party (with respect to such Party) in its sole discretion at any time and without prejudice to any other rights that such Party may have:

(a)	Interim Order. The Interim Order shall have been obtained in form and substance satisfactory to each of Precision and Trinidad, acting reasonably, on terms consistent with the Arrangement and such order shall not have been set aside or materially modified in a manner unacceptable to Precision and Trinidad, each acting reasonably, on appeal or otherwise.

(b)	Arrangement Resolution. The Arrangement Resolution shall have been passed by the Trinidad Securityholders in accordance with the Interim Order by the Outside Date.

(c)	Precision Shareholder Approval. The Precision Transaction Resolution shall have been passed by a simple majority of the Precision Shareholders voting in person or by proxy at the Precision Meeting by the Outside Date.

(d)	Final Order. The Final Order shall have been granted by the Outside Date in form and substance satisfactory to Precision and Trinidad, acting reasonably, on terms consistent with the Arrangement and such order shall not have been set aside or materially modified in a manner unacceptable to Precision and Trinidad, acting reasonably, on appeal or otherwise.

(e)	Articles of Arrangement. The Articles of Arrangement to be filed by the Outside Date with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Precision and Trinidad, acting reasonably.

(f)	Required Regulatory Approvals. Each of the Required Regulatory Approvals has been made, given, obtained or occurred, as the case may be, and any such approval shall be in full force and effect and any such occurrence shall not have been invalidated in any manner;

(g)	Regulatory Approvals. All Regulatory Approvals (other than the Required Regulatory Approvals) required to be obtained or that the Parties mutually agree in writing to obtain in respect of the completion of the Arrangement, including conditional listing approval for the listing on the Exchanges of the Precision Shares including those to be issued pursuant to the Arrangement, and the expiry of applicable waiting periods necessary to complete the Arrangement, shall have occurred or been obtained on terms and conditions acceptable to the Parties, each acting reasonably, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made, except where the failure or failures to obtain such Regulatory Approvals, or for the applicable waiting periods to have expired or terminated, would not be reasonably expected to have a Material Adverse Effect on either of Precision (before or after the Arrangement) or Trinidad;

(h)	Outside Date. The Effective Date shall be on or before the Outside Date.

(i)	No Actions. There shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

(i)            makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement; or

(ii)           results in a judgment or assessment of material damages directly or indirectly relating to the Arrangement.

5.2	Additional Conditions to Obligations of Precision

The obligation of Precision to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)	Representations and Warranties. The representations and warranties of Trinidad set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Trinidad and its subsidiaries, taken as a whole (and for this purpose, any reference to "material" or "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored), except that the representations and warranties in paragraphs (a), (b), (c), (d), (i) and (ii) of Schedule D shall be, as of the Effective Date as if made on such date, true and correct: (A) to the extent qualified by "Material Adverse Effect", in all respects; and (B) in all other cases, in all material respects (and for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored), (except it being understood the number of Trinidad Shares outstanding may increase from the number outstanding on the date of this Agreement solely as a result of the conversion of securities of Trinidad convertible into Trinidad Shares, but only to the extent such convertible securities are specifically described in paragraph (i) of Schedule D, and that the number of Trinidad DSUs, Trinidad RSUs, Trinidad PSUs and Trinidad SARs may change due to their vesting, expiry or termination in accordance with their terms), and Trinidad shall have provided to Precision a certificate of two senior officers of Trinidad certifying the foregoing on the Effective Date, provided that Trinidad shall be entitled to cure any breach of a representation or warranty within ten (10) Business Days after receipt of written notice thereof from Precision (except that no cure period shall be provided for a breach which by its nature cannot be cured or is a wilful breach and, in no event, shall any cure period extend beyond the Outside Date).

(b)	Covenants. Trinidad shall have complied in all material respects with its covenants herein, and Trinidad shall have provided to Precision a certificate of two senior officers certifying compliance with such covenants; provided that Trinidad shall be entitled to cure any breach of a covenant within ten (10) Business Days after receipt of written notice thereof from Precision (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

(c)	No Actions. No act, action, suit, proceeding, objection or opposition shall have been threatened or taken against Trinidad before or by any Governmental Authority or by any elected or appointed public official or private Person. in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Precision, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Trinidad (taken as a whole) or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms; and no proceedings or investigations under the Corruption Acts shall be pending against Trinidad or its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries, or to the knowledge of Trinidad, threatened against or affecting, Trinidad or its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Trinidad or any of its subsidiaries.

(d)	Trinidad Transaction Costs. The Trinidad Transaction Costs shall not exceed the amount disclosed in writing by Trinidad to Precision.

(e)	No Material Adverse Change. Between the date hereof and the Effective Time, there shall not have occurred any Material Adverse Change with respect to Trinidad.

(f)	Board and Trinidad Securityholders. Trinidad shall have furnished Precision with:

(i)            a certified copy of the resolutions duly passed by the Trinidad Board approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)           a certified copy of the resolution of Trinidad Securityholders, duly passed at the Trinidad Meeting, approving the Arrangement Resolution.

(g)	Trinidad Securities. Immediately prior to the Effective Time: (i) the aggregate number of Trinidad Shares issued and outstanding shall not exceed 275,355,199 including the Trinidad Shares which may be issued pursuant to the exercise of Trinidad Options; (ii) there shall be no other shares or other securities in the capital of Trinidad outstanding; and (iii) no Person shall have any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued Trinidad Shares or other equity interests in Trinidad and without limitation all Trinidad Options shall have been exercised or terminated pursuant to their terms or in accordance with this Agreement.

(h)	Releases. Executed resignations and customary mutual releases, in a form and substance satisfactory to Precision, acting reasonably, shall have been received by Precision (effective as of the Effective Time) from each Executive Employee.

(i)	Resignations and Releases. Executed resignations and customary mutual releases, in form and substance satisfactory to Precision, acting reasonably, shall have been received by Precision from all of the directors of Trinidad and its subsidiaries (effective as of the Effective Time).

(j)	Dissent Rights. If:

(i)	Ensign or any Person or group of Persons acting jointly or in concert with Ensign has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 15% of the outstanding Trinidad Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date; or

(ii)	neither Ensign nor any Person or group of Persons acting jointly or in concert with Ensign has validly exercised Dissent Rights in respect of the Arrangement, holders of not greater than 5% of the outstanding Trinidad Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The conditions in this Section 5.2 are for the exclusive benefit of Precision and may be asserted by Precision regardless of the circumstances or may be waived by Precision in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Precision may have.

5.3	Additional Conditions to Obligations of Trinidad

The obligation of Trinidad to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)	Representations and Warranties. The representations and warranties of Precision set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement), except where the failure of such representations to be true and correct, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of Precision and its subsidiaries, taken as a whole (and for this purpose, any reference to "material" or "Material Adverse Effect" or other concepts of materiality in such representations and warranties shall be ignored), except that the representations and warranties in: (i) paragraphs (a), (b), (c), and (bb) of Schedule C shall be true and correct in all material respects as of the Effective Date as if made on such date; Precision shall have provided to Trinidad a certificate of two senior officers of Precision certifying the foregoing on the Effective Date, provided that Precision shall be entitled to cure any breach of a representation or warranty within ten (10) Business Days after receipt of written notice thereof from Trinidad (except that no cure period shall be provided for a breach which by its nature cannot be cured or is a wilful breach and, in no event, shall any cure period extend beyond the Outside Date).

(b)	Covenants. Precision shall have complied in all material respects with its covenants herein, and Precision shall have provided to Trinidad a certificate of two senior officers certifying compliance with such covenants; provided that Precision shall be entitled to cure any breach of a covenant within ten (10) Business Days after receipt of written notice thereof from Trinidad (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

(c)	No Actions. No act, action, suit, proceeding, objection or opposition shall have been threatened or taken against Precision before or by any Governmental Authority or by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Trinidad, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Precision (taken as a whole) or would materially impede the ability of the Parties to complete the Arrangement in accordance with its terms; and no proceedings or investigations under the Corruption Acts shall be pending against Precision or its subsidiaries, nor any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries, or to the knowledge of Precision, threatened against or affecting, Precision or its subsidiaries or any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of Precision or any of its subsidiaries.

(d)	No Material Adverse Change. Between the date hereof and the Effective Time, there shall not have occurred any Material Adverse Change with respect to Precision.

(e)	Board and Precision Shareholders. Precision shall have furnished Trinidad with:

(i)            a certified copy of the resolutions duly passed by the Precision Board approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)           a certified copy of the resolution of the Precision Shareholders duly passed at the Precision Meeting, approving the issuance of the Precision Shares pursuant to the Arrangement and the election of one Trinidad Nominee to the Precision Board.

(f)	Purchase Consideration. Precision shall have deposited or caused to be deposited in escrow with the Depositary under the Arrangement the Precision Shares to be issued pursuant to the Arrangement no later than the Business Day immediately before the Effective Date.

(g)	Precision Board Representation. Each of Kenneth S. Stickland and Nancy Laird (the "Trinidad Nominees") shall have been elected or appointed to the Precision Board effective immediately upon the occurrence of the Effective Time, subject to compliance by such Trinidad Nominees with the requirements of the ABCA and the Exchanges, and Precision shall have entered into the Precision Nomination Agreement in the form agreed to as at the date hereof.

The conditions in this Section 5.3 are for the exclusive benefit of Trinidad and may be asserted by Trinidad regardless of the circumstances or may be waived by Trinidad in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Trinidad may have.

5.4	Notice and Effect of Failure to Comply with Conditions

Each of Precision and Trinidad shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

Precision may not exercise its right to terminate this Agreement pursuant to Section 8.1(a)(v), and Trinidad may not exercise its right to terminate this Agreement pursuant to Section 8.1(a)(vi), unless the Party seeking to terminate the Agreement (the "Terminating Party") has delivered a written notice (the "Termination Notice") to the other Party (the "Breaching Party") specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for the termination right. If any such notice is delivered, provided that the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (it being agreed that matters arising out of any wilful breaches are not capable of being cured), the Party seeking to terminate may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Trinidad Meeting or Precision Meeting, unless the Parties agree otherwise, Trinidad or Precision, as applicable, shall postpone or adjourn the Trinidad Meeting or Precision Meeting, as applicable, to the earlier of (a) three (3) Business Days prior to the Outside Date and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

Article 6
NON-SOLICITATION AND AGREEMENT AS TO DAMAGES

6.1	Covenants Regarding Non-Solicitation

(a)	Trinidad shall immediately cease and cause to be terminated all existing solicitations, discussions and negotiations (including, without limitation, through any of its Representatives), with any parties (other than Precision) initiated or conducted before the date of this Agreement with respect to any proposal that constitutes, or may reasonably be expected to constitute or lead to an Acquisition Proposal. Trinidad represents and warrants that neither it nor any of its subsidiaries has waived, amended or failed to enforce any standstill provisions contained in a confidentiality agreement or otherwise for any Person other than Precision. Trinidad and its subsidiaries shall (i) enforce against all third parties, other than Precision, any confidentiality, standstill or similar agreement or restriction to which Trinidad or any of its subsidiaries is a party (and shall not provide any consent that would relieve any such third party from any such restriction), and (ii) immediately discontinue, and shall cause its Representatives to discontinue, access to any of their confidential information and not allow or establish access to any of their confidential information, or any data room, virtual or otherwise shall immediately request, to the extent that it is entitled to do so, and exercise all rights it has to require the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Trinidad relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured. Trinidad shall promptly notify Precision, at first orally and then in writing, of any non-compliance by any Person with any such request by Trinidad (of which it is aware without revealing the identity of such Person if not permitted to do so under the applicable confidentiality agreement).

(b)	Trinidad shall not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative ("Representatives") to do, any of the following:

(i)            solicit, assist, initiate, encourage or in any way facilitate (including by way of furnishing information, or entering into any form of written or oral agreement, arrangement or understanding) any Acquisition Proposal or inquiries, proposals or offers regarding an Acquisition Proposal;

(ii)           enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)          withdraw, amend, modify or qualify, or propose publicly to withdraw, amend, modify or qualify, in any manner adverse to Precision, the approval of the Arrangement by the Trinidad Board or the recommendations or determinations of the Trinidad Board referred to in Section 2.3 except in the manner contemplated by Section 6.1(h);

(iv)         waive, modify or release any third party from or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, modify, release any third party from, or provide any consent to any third party under, or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(v)           accept, recommend, approve, agree to, endorse, or propose publicly to accept, recommend, approve, agree to, or endorse any Acquisition Proposal or agreement with respect thereto, or otherwise take any action that could reasonably be expected to lead to an Acquisition Proposal;

provided however, that notwithstanding the foregoing provisions of this Section 6.1(b), Trinidad and its Representatives may prior to obtaining the approval of the Arrangement Resolution by Trinidad Securityholders at the Trinidad Meeting:

(vi)          enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Trinidad or any of its Representatives) seeks to initiate such discussions or negotiations with Trinidad that do not or will not require any waiver, modification or release of, or consent under, any confidentiality, standstill or similar agreement or restriction to which Trinidad or any of its subsidiaries is a party, or otherwise result from a breach of this Section 6.1 and, subject to execution of a confidentiality and standstill agreement on terms that are no less favourable to Trinidad than those contained in the Confidentiality Agreements (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Precision as set out below and shall not grant such third party the exclusive right to negotiate with Trinidad), may furnish to such third party information concerning Trinidad and its business, properties and assets, in each case if, and only to the extent that:

(A)	the third party has first made a written bona fide Acquisition Proposal which is a Superior Proposal;

(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Trinidad provides prompt notice to Precision to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to Precision, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Trinidad shall notify Precision orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, and, if not previously provided to Precision, copies of all information provided to such party), within 24 hours of the receipt thereof, shall keep Precision promptly and fully informed of each change in the proposed consideration to be offered pursuant to such Acquisition Proposal and each material change in any of the terms of such Acquisition Proposal; and

(C)	Trinidad shall continue to at all times be in compliance with this Section 6.1; and

(vii)         accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party (provided that, for greater certainty, the third party making the Acquisition Proposal shall not have been restricted from making, or require consent from the Trinidad Board for such Acquisition Proposal pursuant to existing confidentiality, non-disclosure or standstill agreement or similar restriction), but only if prior to such acceptance, recommendation, approval or implementation, the Trinidad Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 6.1(d) and after receiving the advice of counsel, that the failure by the Trinidad Board to take such action would be inconsistent with its fiduciary duties under Applicable Laws and Trinidad complies, and at all times has complied, with all of its obligations set forth in this Section 6.1 and terminates this Agreement in accordance with Section 8.1(a)(viii) and concurrently therewith pays the Precision Termination Fee to Precision.

(c)	Trinidad shall promptly (and in any event within 24 hours) notify Precision (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Trinidad, its subsidiaries or their assets, or any amendments to the foregoing. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) which has been received or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request. In addition, Trinidad shall provide Precision with copies of any other agreements relating to the Acquisition Proposal to which it has access (for example, lock-up or voting agreements with shareholders of Trinidad or agreements to provide financing, financial support or other assistance to the Person making such Acquisition Proposal) and any amendments thereto. Trinidad shall keep Precision promptly and fully informed of each change in the proposed consideration to be offered pursuant to such Acquisition Proposal and of each material change in any of the terms of such Acquisition Proposal and shall provide to Precision copies of all material or substantive correspondence with the Person making such Acquisition Proposal, with respect to such Acquisition Proposal or proposal, inquiry, offer or request if in writing or electronic form, and if not in writing or electronic form, a description of the material terms or such correspondence. Trinidad shall provide to Precision copies of all material or substantive correspondence with the Trinidad Securityholders with respect to any Acquisition Proposal or proposal, inquiry, offer or request if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence.

(d)	Trinidad shall give Precision, orally and in writing, at least five (5) days' advance notice of any decision by the Trinidad Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which shall set out the reasonable determination of the Trinidad Board, in consultation with its financial advisors, of the financial value of the consideration offered by such third party (including the value ascribed to any non-cash consideration) to Trinidad Shareholders under such Superior Proposal, and which notice shall confirm that the Trinidad Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and provide a copy thereof (including all proposed agreements relating thereto) and any amendments thereto. During the five (5) day period commencing on delivery of such notice which complies with the foregoing requirements in all respects, Trinidad agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change the recommendation of its directors regarding the Arrangement. During such five (5) day period Trinidad shall, and shall cause its financial and legal advisors to, negotiate in good faith with Precision and its financial and legal advisors to enable Precision, at its election, to propose adjustments in the terms and conditions of this Agreement and the Arrangement as Precision deems appropriate. The Trinidad Board shall review any proposal by Precision to amend the terms of the transactions contemplated in this Agreement and the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties, whether Precision's proposal to amend the transactions contemplated by this Agreement and the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the transactions contemplated by this Agreement and the Arrangement. In the event Precision proposes to amend this Agreement such that the Superior Proposal ceases to be a Superior Proposal and so advises the Trinidad Board in writing prior to the expiry of such five (5) day period, the Trinidad Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement and Precision and Trinidad shall enter into an amended version of this Agreement reflecting such proposed amendments, and upon execution thereof, the Trinidad Board shall promptly reaffirm its recommendations and determinations referred to in Section 2.3 by press release. For greater certainty, each successive amendment to an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 6.1 and shall initiate a new five (5) day match right period.

(e)	Unless Section 6.1(d) applies, if requested by Precision, the Trinidad Board shall promptly reaffirm its recommendations and determinations referred to in Section 2.3 by press release (and in any event within two (2) Business Days of being requested to do so by Precision (or in the event that the Trinidad Meeting to approve the Arrangement is scheduled to occur within such period, as soon as practicable and in any event prior to the scheduled date of the Trinidad Meeting)).

(f)	Precision agrees that all information that may be provided to it by Trinidad with respect to any Acquisition Proposal pursuant to this Section 6.1 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under this Agreement in legal proceedings.

(g)	In the event that Trinidad provides the notice contemplated by Section 6.1(d) on a date which is less than five (5) days prior to the Trinidad Meeting, Precision shall be entitled to require Trinidad to adjourn or postpone the Trinidad Meeting to a date acceptable to Precision, acting reasonably.

(h)	Neither Trinidad nor the Trinidad Board shall withdraw, qualify, amend or modify in a manner adverse to Precision, the approval or recommendation of the Arrangement by the Trinidad Board, except if such withdrawal, qualification, amendment or modification occurs simultaneously with the entry by Trinidad, in accordance with the requirements of this Section 6.1, into a definitive agreement with respect to an Acquisition Proposal constituting a Superior Proposal.

(i)	Trinidad shall ensure that its Representatives are aware of the provisions of this Section 6.1 and shall be responsible for any breach of this Section 6.1 by any of them.

(j)	Nothing in this Agreement shall prevent the Trinidad Board from complying with section 2.17 of NI 62-104 and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars in respect of an Acquisition Proposal provided that Trinidad shall provide Precision and its legal counsel with a reasonable opportunity to review the form and content of any such circular, and Trinidad shall be responsible at all times for any breach of this Section 6.1 by Trinidad or its Representatives in connection with such compliance by the Trinidad Board.

6.2	Precision Damages

If at any time after the execution of this Agreement:

(a)	the Trinidad Board fails to unanimously recommend that holders of Trinidad Shares vote in favour of the Arrangement in any press release contemplated by Section 10.4 that is issued by Trinidad with respect to this Agreement or the Arrangement or as otherwise required by this Agreement or withdraws, amends, changes or qualifies, or proposes publicly to withdraw, amend, change or qualify, in any manner adverse to Precision, any of its recommendations or determinations referred to in Section 2.3 (it being understood that the taking of a neutral position or no position with respect to an announced Acquisition Proposal beyond the earlier of a period of two (2) Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Trinidad Meeting must be deposited shall be considered an adverse modification to such recommendation);

(b)	the Trinidad Board shall have failed to publicly reaffirm any of its recommendations and determinations referred to in Section 2.3 in accordance with Sections 6.1(d) or 6.1(e);

(c)	this Agreement is terminated by either party pursuant to Sections 8.1(a)(ii) or (iv) (unless the reason for termination pursuant to Section 8.1(a)(iv) was the failure by Precision to hold the Precision Meeting on or prior to the Outside Date) and prior to such termination an Acquisition Proposal is or has been publicly announced, proposed, disclosed, offered or made by any Person other than Precision or is affiliates (including, for clarity, the Existing Bid announced prior to the execution of this Agreement) and, within 12 months following the date of such termination:

(i)	the Trinidad Board recommends any Acquisition Proposal (including, for clarity, any Acquisition Proposal with Ensign or any Person or group of Persons acting jointly or in concert with Ensign) which is subsequently consummated at any time thereafter (whether or not within such 12 month period),

(ii)	Trinidad enters into a binding definitive agreement in respect of any Acquisition Proposal (including, for clarity, any Acquisition Proposal with Ensign or any Person or group of Persons acting jointly or in concert with Ensign) which is subsequently consummated at any time thereafter (whether or not within such 12 month period), or

(iii)	any Acquisition Proposal is consummated (including, for clarity, by Ensign or any Person or group of Persons acting jointly or in concert with Ensign);

(d)	Trinidad terminates this Agreement pursuant to Section 8.1(a)(viii);

(e)	Precision terminates this Agreement pursuant to Section 8.1(a)(ix); or

(f)	Trinidad terminates this Agreement pursuant to Section 8.1(a)(x),

(each of the above a "Precision Damages Event" provided that, for clarity, in the case of Section 6.2(b), a Precision Damages Event will not have occurred unless and until such time that the Trinidad Board has failed to publicly reaffirm any of its recommendations or determinations referred to in Section 2.3, as requested by Precision, within the applicable time period contemplated by Section 6.1(d) or 6.1(e)), then in the event of the termination of this Agreement pursuant to Sections 8.1(a)(ii), (iv), (vii), (viii), (ix) or (x), as applicable to the relevant Precision Damages Event, Trinidad shall pay to Precision (or to whom Precision may direct in writing) $20.0 million (the "Precision Termination Fee") as liquidated damages in immediately available funds to an account designated by Precision. The Precision Termination Fee shall be paid as aforesaid:

(i)	within two (2) Business Days immediately following the termination of this Agreement by Precision upon Precision Damages Event described in Sections 6.2(a), (b) or (e) above;

(ii)	in accordance with Sections 6.1(b)(vii) and 8.1(a)(viii) in the case of the Precision Damages Event described in Section 6.2(d);

(iii)	upon consummation of the Acquisition Proposal referred to therein in the case of the Precision Damages Event described in Section 6.2(c) above; and

(iv)	in accordance with Section 8.1(a)(x) in the case of the Precision Damages Event described in Section 6.2(f).

Following a Precision Damages Event, but prior to payment of the Precision Termination Fee, Trinidad shall and shall be deemed to hold such payment in trust for Precision. Trinidad shall only be obligated to pay one Precision Termination Fee pursuant to this Section.

6.3	Precision Liquidated Damages

Trinidad acknowledges that the Precision Termination Fee set out in Section 6.2 is a payment of liquidated damages which are a genuine pre-estimate of the damages which Precision will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Trinidad irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, Precision agrees that the payment of the amount pursuant to Section 6.2 is the sole monetary remedy of Precision in respect of the events contemplated by Section 6.2; provided, however, that this limitation shall not apply in the event of fraud or wilful breach of this Agreement by Trinidad. Nothing herein shall preclude Precision from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements of Trinidad set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith.

Article 7
AMENDMENT

7.1	Amendment

This Agreement may at any time and from time to time before or after the holding of the Trinidad Meeting and the Precision Meeting but not later than the Effective Time, be amended by written agreement of the Parties without, subject to Applicable Laws, further notice to or authorization on the part of the Trinidad Securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Trinidad Shareholder without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2	Amendment of Plan of Arrangement

The Parties may agree to amend the Plan of Arrangement as set forth in Article 6 of the Plan of Arrangement.

Article 8
TERMINATION

8.1	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Date:

(i)            by mutual written consent of Precision and Trinidad;

(ii)           by either Precision or Trinidad if the Arrangement Resolution shall have failed to receive the requisite vote of the Trinidad Securityholders for approval at the Trinidad Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(iii)	by either Precision or Trinidad if the Precision Transaction Resolution shall have failed to receive the requisite vote of the Precision Shareholders for approval at the Precision Meeting (including any adjournment or postponement thereof);

(iv)	by either Precision or Trinidad if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate the Agreement under this Section 8.1(a)(iv) shall not be available to any Party whose failure to fulfill any of its covenants or obligations in this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(v)	by Precision if the conditions set forth in Sections 5.1 and 5.2 (other than those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) have not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date, provided that Precision has complied with Section 5.4 and Precision is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 5.1 and 5.3 not to be satisfied;

(vi)	by Trinidad if the conditions set forth in Sections 5.1 and 5.3 (other than those conditions that by their nature are to be satisfied at closing of the Arrangement, but subject to satisfaction or waiver of those conditions) have not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date, provided that Trinidad has complied with Section 5.4 and Trinidad is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 5.1 and 5.2 not to be satisfied;

(vii)	by Precision upon the occurrence of a Precision Damages Event as provided in Section 6.2;

(viii)	by Trinidad to accept, recommend, approve or enter into an agreement to implement a Superior Proposal provided that: (i) Trinidad has complied with its obligations set forth in Section 6.1; and (ii) Trinidad concurrently pays the Precision Termination Fee to Precision;

(ix)	by Precision if any Person or group of Persons acting jointly and in concert (other than Precision) shall have acquired ownership of, or control or direction over Trinidad Shares which represent more than 50% of the issued and outstanding Trinidad Shares excluding securities of Trinidad beneficially owned, or over which control or direction is exercised, by such acquiring Person or by any Person acting jointly or in concert with such acquiring person; or

(x)	by Trinidad if any Person or group of Persons acting jointly and in concert (other than Precision) shall have acquired ownership of, or control or direction over Trinidad Shares which represent more than 50% of the issued and outstanding Trinidad Shares excluding securities of Trinidad beneficially owned, or over which control or direction is exercised, by such acquiring Person or by any Person acting jointly or in concert with such acquiring person; provided that (i) Trinidad has complied with its obligations set forth in Section 6.1; and (ii) Trinidad concurrently pays the Precision Termination Fee to Precision.

(b)	If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to the other Party hereunder except as provided in Article 6 (provided in the case of Sections 6.2 and 6.3, the right of payment arose, other than with respect to Section 6.2(c), prior to the termination of this Agreement) and Sections 1.4, 1.5, 1.10 and 4.3, Article 9 and Article 10, all of which survive such termination and each Party's obligations under the Confidentiality Agreements, which shall survive such termination, and provided that neither the termination of this Agreement nor anything contained in this Section 8.1(b) shall relieve any Party from any liability for any fraud or wilful breach by it of this Agreement prior to the date of such termination. Unless otherwise provided herein, the exercise by either Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party and for greater certainty nothing in this Section 8.1 shall relieve any Party from liability for any breach by it of this Agreement that occurred prior to the date of termination.

Article 9
NOTICES

9.1	Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally, delivered by overnight courier or sent by email transmission:

(a)	in the case of Precision, to:

Precision Drilling Corporation

10350 Richmond Avenue, Suite 700

Houston, Texas 77042

Attention: Veronica Foley, Senior Vice President, General Counsel & Secretary

with a copy to:

Torys LLP

4600, 525 8th Avenue SW

Calgary, Alberta T2P 1A1

Attention: Stephanie Stimpson

(b)       in the case of Trinidad, to:

Trinidad Drilling Limited

400, 250 – 2nd Street SW

Calgary, Alberta T2P 0C1

Attention: Brent J. Conway, President and Chief Executive Officer

with a copy to:

Blake, Cassels & Graydon LLP

Suite 3500, 855 – 2nd Street SW

Calgary, Alberta T2P 4J8

Attention: Scott W.N. Clarke

or such other address as the Parties may, from time to time, advise the other Party hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such email transmission is received.

Article 10
GENERAL

10.1	Non-Survival of Representations and Warranties

No investigation by or on behalf of, or knowledge of, a Party, will mitigate, diminish or affect the representations or warranties made by the other Party in this Agreement or any certificate delivered by such other Party pursuant to this Agreement. The respective representations and warranties of the Parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 10.1 shall not limit any undertaking, obligations covenant or agreement of whatever nature of a Party or any of its subsidiaries which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

10.2	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

10.3	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Party hereto, except that Precision may assign all or a portion of its rights under this Agreement to any subsidiary of Precision but no assignment shall relieve Precision of any of its obligations hereunder.

10.4	Public Communications

Each of Precision and Trinidad agree to consult with each other prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement or making any filing with any Governmental Authority with respect thereto. Without limiting the generality of the foregoing, no Party shall issue any press release regarding the Arrangement, this Agreement or any transaction relating to this Agreement without first providing a draft of such press release to the other Party and reasonable opportunity for comment; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any such disclosure required in accordance with Applicable Laws. If such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use all reasonable commercial efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice promptly following such disclosure.

10.5	Costs

Except as otherwise expressly provided for in Section 3.6(c) and Article 6, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost or expense, whether or not the Arrangement is completed.

10.6	Severability

If any one or more of the provisions or parts contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the remaining provisions or parts contained herein shall be and shall be conclusively deemed to be severable therefrom and the validity, legality or enforceability of such remaining provisions or parts shall not in any way be affected or impaired by the severance of the provisions or parts so severed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.7	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.8	Specific Performance

Precision and Trinidad agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the other Party in accordance with the terms hereof. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

10.9	Time of Essence

Time shall be of the essence of this Agreement.

10.10	Applicable Law and Enforcement

This Agreement shall be governed, including as to validity, interpretation and effect, by the Applicable Laws of the Province of Alberta and the Applicable Laws of Canada applicable therein. The Parties hereby irrevocably submit and attorn to the exclusive jurisdiction of the courts of the Province of Alberta located in Calgary, in respect of all matters arising out of this Agreement.

10.11	Waiver

Any Party may, on its own behalf only: (i) extend the time for the performance of any of the obligations or acts of the other Party; (ii) waive compliance with the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

10.12	Third Party Beneficiaries

The provisions of Sections 3.1(f), 3.2(a), 3.2(b) and 3.3(z) are: (i) intended for the benefit of all such directors and officers and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Trinidad shall hold the rights and benefits of such sections in trust for and on behalf of the Third Party Beneficiaries and Trinidad hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

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10.13	Counterparts

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

Precision Drilling Corporation By: (signed) "Kevin A. Neveu" Name: Kevin A. Neveu Title: President and Chief Executive Officer
Trinidad Drilling Limited By: (signed) "Brent J. Conway" Name: Brent J. Conway Title: President and Chief Executive Officer